    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 8, 1996



                                                      REGISTRATION NO. 333-14463

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 SHOLODGE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   TENNESSEE                                       62-1015641
        (STATE OR OTHER JURISDICTION OF                         (I.R.S. EMPLOYER
         INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NUMBER)

                            ------------------------

                              217 WEST MAIN STREET
                           GALLATIN, TENNESSEE 37066
                                 (615) 452-7200
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                             JOHN W. TITUS, ESQUIRE
                     BOULT, CUMMINGS, CONNERS & BERRY, PLC
                                P. O. BOX 198062
                                414 UNION STREET
                                   SUITE 1600
                           NASHVILLE, TENNESSEE 37219
                                 (615) 252-2341
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                    Copy to:
                           J. PAGE DAVIDSON, ESQUIRE
                             BASS, BERRY & SIMS PLC
                             FIRST AMERICAN CENTER
                           NASHVILLE, TENNESSEE 37238
                                 (615) 742-6253
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SUPPLEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 8, 1996

                                               PRELIMINARY PROSPECTUS SUPPLEMENT

                              (TO PRELIMINARY PROSPECTUS DATED NOVEMBER 8, 1996)


[SHONEY'S INN LOGO]               $35,000,000               [SUMNER SUITES LOGO]
                                 SHOLODGE, INC.

                  % SENIOR SUBORDINATED NOTES DUE 2006, SERIES A
                            ------------------------

    ShoLodge, Inc. (the "Company") is offering $35,000,000 in aggregate
principal amount of its    % Senior Subordinated Notes due 2006, Series A (the
"Series A Notes"). The Series A Notes mature on            , 2006. Interest on
the Series A Notes will be payable quarterly on the first day of February, May, August and November of each year commencing February 1, 1997. The Series A Notes will be unsecured and subordinated in right of payment to the prior payment in full of all existing and future Senior Indebtedness, as defined, of the Company and will be senior in right of payment to, or pari passu with, all other subordinated indebtedness of the Company. As of July 14, 1996, after giving pro forma effect to the sale of the Series A Notes and to the application of the net proceeds therefrom to reduce indebtedness under the Company's current credit agreements, as described under "Use of Proceeds," the amount of Senior Indebtedness of the Company would have been approximately $38.1 million. The Company had incurred $7.2 million in additional Senior Indebtedness as of October 6, 1996 and approximately $7.3 million of additional Senior Indebtedness in connection with the Shoney's Transaction, as defined. The Company may incur additional Senior Indebtedness subject to the "Restrictions on Additional Indebtedness" covenant in the Indenture, as defined.


    Upon the occurrence of a Change in Control, as defined, of the Company, the Company will be obligated to purchase the Series A Notes at the holder's option at par plus accrued interest to the date of purchase. The change in control feature may have an anti-takeover effect. See "Description of the Notes -- Repurchase at Holder's Option Upon Change in Control." The Series A Notes also
will be redeemable at any time on or after              , 1999, at the option of
the Company, in whole or in part, at declining premiums, as set forth herein. The Company will redeem Series A Notes tendered by the personal representative or surviving joint tenant, tenant in common or tenant by the entirety of a deceased holder within 60 days of presentation of the necessary documents, up to an annual maximum of $50,000 per holder and up to an annual aggregate maximum amount equal to 5% of the aggregate original principal amount of the Notes of all series issued under the Indenture. The Company will redeem Series A Notes tendered by other beneficial holders commencing December 1, 1999 and on each anniversary thereof subject to the per holder and aggregate limitations. No sinking fund will be established to redeem the Series A Notes. See "Description of the Notes."

    The Series A Notes will be issued in integral multiples of $1,000 and will be in fully registered form. The Company does not intend to list the Series A Notes on the Nasdaq National Market or any securities exchange. The Underwriters have informed the Company that they intend to make a market in the Series A Notes; however, no assurance can be given that an active trading market for the Series A Notes will develop. See "Underwriting."

     SEE "RISK FACTORS" APPEARING ON PAGES S-7 THROUGH S-10 OF THIS PROSPECTUS SUPPLEMENT FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SERIES A NOTES OFFERED HEREBY.
                            ------------------------
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
         PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                   OFFENSE.

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                          PRICE TO           UNDERWRITING          PROCEEDS TO
                                                          PUBLIC(1)           DISCOUNT(2)          COMPANY(3)
-------------------------------------------------------------------------------------------------------------------
 Per Series A Note.................................         100%                   %                    %
-------------------------------------------------------------------------------------------------------------------
 Total(4)..........................................      $35,000,000               $                    $
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

(1) Plus accrued interest, if any, from date of initial issuance.

(2) The Company has agreed to indemnify the several Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

(3) Before deducting estimated expenses of $400,000 payable by the Company.

(4) The Company has granted the Underwriters an option to purchase up to an additional $5,250,000 in principal amount of Series A Notes to cover over-allotments on the same terms and conditions as set forth above. If all such Series A Notes are purchased, the total Price to Public, Underwriting
    Discount and Proceeds to Company will be $         , $         and
    $         , respectively. See "Underwriting."
                            ------------------------

    The Series A Notes offered by this Prospectus Supplement and accompanying Prospectus are offered by the Underwriters when, as and if issued by the Company, subject to receipt and acceptance by the several Underwriters, prior sale and the right of the Underwriters to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that
the Series A Notes will be available for delivery on or about             ,
1996.
                            ------------------------
J.C. BRADFORD & CO

                           DAIN BOSWORTH INCORPORATED

                                             INTERSTATE/JOHNSON LANE CORPORATION

                                               , 1996

     This page contains spaces for the following graphic and image materials:

          The inside front cover contains a map of a portion of the United States showing the states where the Company's hotels are located or under construction.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SERIES A NOTES OFFERED HEREBY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial data appearing elsewhere in this Prospectus Supplement and accompanying Prospectus or incorporated by reference herein. The term "Company" as used herein includes the operations of ShoLodge, Inc. and its subsidiaries. Unless otherwise noted, the information in this Prospectus Supplement does not give effect to the exercise of the Underwriters' over-allotment option.

                                  THE COMPANY


     ShoLodge, Inc. develops, owns and operates all-suites hotels under the Sumner Suites brand name and is an operator and the exclusive franchisor of Shoney's Inns and Shoney's Inn & Suites (collectively, "Shoney's Inns"). The Company's 11 Sumner Suites are mid-scale, all-suites hotels located in Florida, Georgia, Indiana, New Mexico, Ohio and Texas. The Shoney's Inns lodging system consists of 88 Shoney's Inns containing 8,985 rooms of which 34 Shoney's Inns containing 4,164 rooms are owned or managed by the Company. Shoney's Inns are currently located in 21 states with a concentration in the Southeast.


     Sumner Suites hotels are marketed primarily to business travelers and, to a lesser extent, leisure travelers by offering an all-suite setting in a convenient location at an attractive price/value relationship. Usually located in or near business or leisure travel destinations in mid-sized and larger metropolitan markets, Sumner Suites offer mid-scale accommodations at rates between $65 and $85 per night. A typical Sumner Suites hotel contains from 110 to 125 rooms, lounge facilities, meeting rooms and an exercise room, and offers a deluxe continental breakfast.

     The Sumner Suites concept was launched in 1995 with three hotels. From 1990 until 1995, the Company developed and managed 12 mid-scale, all-suites hotels under another brand name before selling its interests in those hotels in March 1995. The Company believes that its experience in developing, constructing and managing mid-scale, all-suites hotels will enable it to expand effectively its development and ownership of the Sumner Suites system. As Sumner Suites has a limited presence in the marketplace, the Company seeks to capitalize on its proprietary reservation system ("INNLINK") to further expand awareness of Sumner Suites.


     Shoney's Inns operate in the upper economy limited-service segment and are designed to appeal to both business and leisure travelers, with rooms usually priced between $39 and $58 per night. The typical Shoney's Inn includes 100 to 125 rooms and, in most cases, meeting rooms. Although Shoney's Inns do not offer full food service, many offer continental breakfast and 79 of the 88 Shoney's Inns are located adjacent or in close proximity to Shoney's restaurants. Management believes that its strategy of locating most of its Shoney's Inns in close proximity to free-standing Shoney's restaurants has given it a competitive advantage over other limited-service lodging chains by offering guest services approximating those of full-service facilities without the additional capital expenditures and operating costs or higher room rates.


     In 1991, the Company became the exclusive franchisor of Shoney's Inns, including the then existing Shoney's Inns. Management believes that Shoney's Inns benefit from the association with the Shoney's national brand restaurant system's reputation for consistency and value which provides an opportunity for expansion in both existing and new markets. Shoney's Inns benefit directly from cross-marketing efforts with Shoney's restaurants as well as indirectly from Shoney's restaurant advertising.


     The Company's strategy is to increase cash flow and earnings by (i) increasing revenue per available room ("REVPAR") while maintaining the Company's attractive suite and room price/value relationships and controlling operating costs, (ii) developing additional Sumner Suites, and (iii) expanding the Shoney's Inn system through the addition of new franchised units and selectively developing Company-owned hotels. The Company has opened eight Sumner Suites in fiscal 1996 and has three Sumner Suites under construction scheduled to open during the remainder of fiscal 1996. The Company intends to open a total of eight to ten Sumner Suites in fiscal 1997, of which two are currently under construction. Based on the Company's experience to date, the capital investment (including land and pre-opening expenses) for a typical 125 suite Sumner Suites is approximately $6.5 million (approximately $52,000 per suite).


     The principal executive offices of the Company are located at 217 West Main Street, Gallatin, Tennessee 37066. The Company's telephone number is (615) 452-7200.

                              RECENT DEVELOPMENTS



     Recent Operating Results. On October 30, 1996, the Company announced the following unaudited financial information for its fiscal quarter ended October 6, 1996, as compared with its fiscal quarter ended October 1, 1995, and the three fiscal quarters ended October 6, 1996, as compared with the three fiscal quarters ended October 1, 1995 (dollars in thousands, except per share data):



                                                                                       THREE FISCAL
                                                     FISCAL QUARTER ENDED             QUARTERS ENDED
                                                   -------------------------     -------------------------
                                                   OCTOBER 1,     OCTOBER 6,     OCTOBER 1,     OCTOBER 6,
                                                      1995           1996           1995           1996
                                                   ----------     ----------     ----------     ----------
Hotel operating revenues.........................   $ 11,076       $ 16,172       $ 34,123       $ 44,393
Total operating revenues.........................     13,419         17,861         66,512         49,018
Earnings from continuing operations..............      1,981          3,041         16,621          8,075
Earnings (loss) from discontinued operations*....         24             --            (21)            --
Extraordinary items**............................          8             --           (700)            --
                                                     -------        -------        -------        -------
Net earnings.....................................   $  2,013       $  3,041       $ 15,900       $  8,075
Net earnings per share (primary):
  From continuing operations.....................   $   0.23       $   0.36       $   1.94       $   0.96
  From discontinued operations...................       0.01             --             --             --
  Extraordinary items............................         --             --          (0.08)            --
                                                     -------        -------        -------        -------
  Net earnings...................................   $   0.24       $   0.36       $   1.86       $   0.96
Net earnings per share (fully diluted):
  From continuing operations.....................   $   0.24       $   0.34       $   1.71       $   0.93
  From discontinued operations...................         --             --          (0.01)            --
  Extraordinary items............................         --             --          (0.06)            --
                                                     -------        -------        -------        -------
  Net earnings...................................   $   0.24       $   0.34       $   1.64       $   0.93
Average shares outstanding:
  Primary........................................      8,516          8,470          8,570          8,451
  Fully diluted..................................     10,832         10,787         10,886         10,768



---------------



 * During first quarter 1996, the Company sold its 60% ownership interest in its restaurant operations.


** Extraordinary items represent primarily noncash charges net of income taxes resulting from the early extinguishment of indebtedness in 1995.



     Revenues from hotel operations for all hotels and same store hotels in the third quarter of 1996 increased 46% and 2%, respectively, from the third quarter of 1995. Operating profit margins from all hotels in the third quarter of 1996 increased to 48.4% from 44.1% in the third quarter of 1995. Operating profit margins for same store hotels in the third quarter of 1996 increased to 47.3% from 43.4% in the third quarter of 1995. REVPAR for all hotels increased 5.5% and REVPAR for same store hotels increased 1.1% in the third quarter of 1996 as compared with the third quarter of 1995.

     Shoney's Transaction. On October 25, 1996 the Company repurchased for $2.0 million in cash the warrant held by Shoney's Investments, Inc., an affiliate of Shoney's, Inc. ("Shoney's"), to acquire 5% of the Company's common stock (the "Common Stock") outstanding on the date of exercise of the warrant, exercisable through February 20, 1997. As of October 25, 1996, the warrant entitled Shoney's to acquire 559,589 shares of Common Stock, of which 437,703 warrants were in the money at an average price of $9.49. In addition, the Company paid to Shoney's $5.3 million in cash in exchange for (i) the cancellation of Shoney's right to receive a portion of the franchise fees collected by the Company equal, in substantially all cases, to 1.5% of 52 Shoney's Inns' gross revenues through October 1999 and 0.5% of the remaining and all future Shoney's Inns' gross revenues for the first ten years of their operations; (ii) the repurchase of all of the Company's Series A Redeemable Nonparticipating Stock and all of the Series A Redeemable Nonparticipating Stock of the Company's franchising subsidiary; (iii) the termination of Shoney's right of first refusal with respect to shares of Common Stock owned by Leon Moore, the Company's Chief Executive Officer, if he received an offer which would result in his owning less than 20% of the Company's outstanding Common Stock; and (iv) the amendment of the Company's License Agreement with Shoney's (the "License Agreement")_to terminate certain of Shoney's approval rights over various aspects of the Company's franchise operations, including the selection of franchisees, the location and design of franchised facilities, the termination of individual franchisees, and the maximum fees which the Company may charge franchisees. The Company will continue as the exclusive franchisor of Shoney's Inns and Shoney's will retain certain rights, including the right to approve the styles, shapes, colors and forms in which the "Shoney's Inn" and "Shoney's Inn & Suites" marks are displayed and the terms of the franchise agreements (other than the maximum fees and other financial terms thereof). Further, Shoney's retains the right to terminate the License Agreement under limited circumstances, including the bankruptcy of the Company, the failure to comply with the terms of the License Agreement and the failure to desist from conduct likely to impair Shoney's goodwill and reputation. As a result of the repurchase of the Company's Series A Redeemable Nonparticipating Stock, Shoney's no longer has the right to designate two members of the Company's board of directors. Management expects that the repurchase of the warrants will be treated as a reduction of shareholders' equity and the cancellation of the warrants will reduce the number of common equivalent shares outstanding. The $5.3 million price for the cancellation of Shoney's right to receive a portion of the Company's franchise fees is expected to be treated as a deferred asset and amortized over a fixed period of time. Franchise operating expenses of the Company will no longer reflect an expense for the royalty fees to Shoney's. The transactions described above are sometimes collectively referred to herein as the "Shoney's Transaction."



                                  THE OFFERING


Securities Offered............   $35,000,000 principal amount of      % Senior
                                 Subordinated Notes due 2006, Series A. See
                                 "Description of the Series A Notes."

Maturity......................               , 2006

Interest Payment Date.........   Quarterly, commencing February 1, 1997 and on
                                 each May 1, August 1, November 1 and February 1 thereafter. The first interest payment will represent interest from the date of issuance through February 1, 1997.

Denomination..................   $1,000 and any integral multiple thereof.

Redemption at Company's
  Option......................   Not redeemable prior to             , 1999. The
                                 redemption price for the 12 months beginning
                                             , 1999 will be 104% of par plus
                                 accrued and unpaid interest, declining 1% each
                                 year thereafter to 100% on             , 2003.
                                 See "Description of the Series A
                                 Notes -- Optional Redemption by the Company."

Repurchase at Holder's Option
  upon Change in Control......   The Company is required to repurchase the
                                 Series A Notes at 100% of their principal amount together with accrued interest, at the option of the holder, if a Change in Control occurs. See "Description of the Series A
                                 Notes -- Certain Provisions Regarding
                                 Redemption at Holder's Option" and "Description of the Notes -- Repurchase at Holder's Option
                                 Upon Change in Control."

Redemption at Holder's
  Option......................   Upon the Death of a Noteholder: The Series A
                                 Notes tendered by the personal representative or surviving joint tenant, tenant by the entirety or tenant in common of a deceased beneficial owner shall be redeemed within 60 days of tender, at par plus accrued interest, subject to the amount limitations set forth below.

                                 By other Noteholders: The Series A Notes tendered by November 1 of each year shall be redeemed at par plus accrued interest, subject to the amount limitations set forth below, on December 1 each year, commencing in 1999.

                                 Amount Limitations: Of the Series A Notes tendered, the Company is only required to redeem, for any 12 month period ending November 1, an aggregate maximum of 5% of the original aggregate principal amount of all Notes of all series issued under the Indenture, subject to a maximum of $50,000 per beneficial owner. Notes tendered by representatives of deceased beneficial owners will be redeemed prior to Notes tendered by other Noteholders. See "Description of the Notes -- Redemption at Holder's Option."

Subordination.................   The Notes of all series issued under the
                                 Indenture will be unsecured obligations of the Company subordinated in right of payment to the prior payment in full of all Senior
                                 Indebtedness of the Company, as defined in the Indenture, and will be senior in right of payment to or pari passu with all other subordinated indebtedness of the Company. The
                                 Notes will be effectively subordinated to all indebtedness of the Company's subsidiaries. See
                                 "Description of the Notes -- Subordination."

Certain Covenants of the
  Company.....................   In the Indenture, the Company agrees to certain
                                 limitations on dividends and additional
                                 indebtedness and to maintain a certain minimum consolidated net worth.

Sinking Fund..................   None.

Use of Proceeds...............   To reduce certain indebtedness of the Company
                                 under its revolving credit facilities incurred
                                 (i) to fund development and renovation of lodging facilities and (ii) for general corporate purposes including funding the
                                 Shoney's Transaction. See "Use of Proceeds."

Risk Factors..................   See "Risk Factors" for a discussion of certain
                                 factors that should be considered by
                                 prospective purchasers of the Series A Notes.

Trustee.......................   Bankers Trust Company, New York, New York.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT RATIOS, PER SHARE AND OPERATING DATA)

                                                                                           TWO FISCAL
                                                                                         QUARTERS ENDED
                                                    FISCAL YEAR ENDED                  ------------------
                                       --------------------------------------------                JULY
                                       DECEMBER 26,    DECEMBER 25,    DECEMBER 31,    JULY 9,      14,
                                           1993            1994          1995(1)       1995(1)    1996(1)
                                       ------------    ------------    ------------    -------    -------
STATEMENT OF EARNINGS DATA:
  Total operating revenues...........    $ 40,733        $ 60,776        $ 78,620      $53,094    $31,157
  Total operating expenses...........      26,980          43,239          43,137       26,355     17,991
  Earnings from continuing operations
     before income taxes(2)..........       8,316          12,831          28,289       23,331      7,996
  Net earnings(2)....................    $  5,198        $  7,796        $ 16,977      $13,887    $ 5,034
  Net earnings per common and common
     equivalent share(2).............    $   0.66        $   0.90        $   1.80      $  1.40    $  0.60
  EBITDA(3)..........................    $ 12,404        $ 16,159        $ 33,554      $25,836    $11,674
  Ratio of earnings to fixed
     charges(4)......................       2.43x           2.58x           4.20x        5.86x      2.93x
OPERATING DATA:
  Shoney's Inns system (end of period):
     Number of units.................          58              73              80           77         88
     Number of rooms.................       6,359           7,828           8,584        8,307      9,149
     REVPAR(5).......................    $  26.47        $  26.43        $  27.31      $ 27.22    $ 28.79
  Company-owned Shoney's Inns (end of
     period):
     Number of units.................          20              28              30           29         32
     Number of rooms.................       2,536           3,560           3,789        3,675      3,973
     REVPAR(5).......................    $  29.50        $  30.20        $  30.97      $ 30.72    $ 31.72
  Sumner Suites (end of period)(6):
     Number of units.................          --              --               3            1          8
     Number of rooms.................          --              --             299           55        906

                                                                             JULY 14, 1996
                                                                       -------------------------
                         BALANCE SHEET DATA:                            ACTUAL    AS ADJUSTED(7)
                                                                       --------   --------------
  Working capital....................................................  $(35,569)     $ (2,611)
  Total assets.......................................................   227,921       232,119
  Long-term debt and capitalized leases..............................    90,067       125,067
  Shareholders' equity...............................................    87,575        87,575

---------------

(1) The financial results for the fiscal year ended December 31, 1995 and the two fiscal quarters ended July 9, 1995 and July 14, 1996 include $17.7 million, $16.3 million and $200,000, respectively, of pre-tax profits recognized in connection with the AmeriSuites Transaction which are considered to be non-recurring. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview."

(2) After deducting minority interest in earnings of consolidated subsidiaries and partnerships.

(3) EBITDA represents earnings from continuing operations before deducting minority interest in earnings of consolidated subsidiaries and partnerships, net interest expense, income taxes, and depreciation and amortization and before adding other income. EBITDA is not intended to represent net income, cash flow or any other measures of performance in accordance with generally accepted accounting principles, but is included because management believes certain parties find it to be a useful tool for measuring the Company's performance.

(4) Earnings used in computing ratio of earnings to fixed charges consist of earnings before minority interest in earnings of consolidated subsidiaries and partnership and income taxes, plus fixed charges. Fixed charges means total interest whether capitalized or expensed (including the portion of rent expense representative of interest costs) on outstanding debt plus debt-related fees and amortization of deferred financing costs. The ratio of earnings to fixed charges on a pro forma basis, giving effect to the offering and the application of the net proceeds therefrom, would have been 3.42x for fiscal 1995 and 2.34x for the two fiscal quarters ended July 14, 1996.

(5) REVPAR is defined as revenue per available room, which is equal to total room revenue divided by the number of rooms available for sale.

(6) Seven of the eight Sumner Suites open at July 14, 1996 had been in operation as Sumner Suites for less than eight months and had not yet reached stabilized occupancy levels. Therefore, management does not believe that the presentation of REVPAR for Sumner Suites is meaningful.

(7) As adjusted to give effect to the offering and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     Prospective purchasers of the Series A Notes should carefully consider, among other things, the following risk factors before purchasing the Series A Notes offered hereby. This Prospectus Supplement, the accompanying Prospectus and the information incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the Company's growth strategies and development plans and anticipated trends in the Company's business. These statements are subject to a number of risks and uncertainties, including those described below.


     Sumner Suites Expansion Risks. In pursuing its business strategy of developing new Sumner Suites hotels, the Company will incur substantial costs relating to pre-opening activities and operating expenses prior to reaching stabilized levels of occupancy and average daily room rates. As the Company opens additional Sumner Suites hotels, such start-up costs may negatively impact the Company's results of operations. While the Company has owned and operated Shoney's Inns and mid-scale, all-suites hotels under another brand name for a number of years, the Company's current suites concept, Sumner Suites, was launched in 1995 with three hotels. Currently, the Company owns and operates 11 Sumner Suites. Company-owned or managed hotels have historically attained occupancy and average daily room rate stabilization within approximately 18 months of opening. However, the stabilization rates achieved by such hotels to date may not be indicative of future stabilization rates for Sumner Suites or Shoney's Inns.


     The Company's ability to pursue its expansion plans will depend on a number of factors, including the hiring and training of sufficiently skilled management and other personnel, the availability of adequate financing and other factors, some of which are beyond the control of the Company. Construction of hotels involves certain risks, including the possibility of construction cost overruns and delays, a lack of attractive sites at acceptable prices, uncertainties as to market potential and market deterioration after commencement of the development. There can be no assurance that the Company will be able to pursue its expansion plans in accordance with its current expectations.

     The opening of the new Sumner Suites hotels will be contingent upon, among other things, receipt of all required licenses, permits and authorizations. The scope of the approvals required for a new hotel is extensive, including, without limitation, state and local land use and occupancy permits, building and zoning permits and health and safety permits. In addition, unexpected changes or concessions required by local and state regulatory authorities could involve significant additional costs and could delay or prevent the completion of construction or the opening of a new Sumner Suites hotel. There can be no assurance that the necessary permits, licenses and approvals for the construction and operation of the new Sumner Suites hotels will be obtained, or that such permits, licenses and approvals will be obtained within the anticipated time frame.

     The Sumner Suites concept does not have a large presence in the marketplace and does not have extensive brand awareness. The Company competes with other companies in the all-suites segment, many of which have greater brand recognition and financial and other resources than the Company. As a result, there can be no assurance that the Company can successfully expand the Sumner Suites hotel brand or compete effectively with these other hotel brands. Expansion of the Sumner Suites brand may present operating and marketing challenges that are different from those currently encountered by the Company in its existing markets. There can be no assurance that the Company will anticipate all of the changing demands that expanding operations will impose on its financial resources, management and management information systems or its reservation system. The failure to adapt its systems and procedures could have a material adverse effect on the Company's business.


     Leverage. As of July 14, 1996, the Company's total long-term debt was $90.1 million, and the Company's earnings exceeded fixed charges by $8.2 million for the two fiscal quarters then ended. In addition, the Company had $30.0 million outstanding as of July 14, 1996 under unsecured revolving credit facilities which are set to mature in January, February and May 1997 and which the Company intends to reduce with the net proceeds of this offering. The Company has incurred $11.5 million in additional indebtedness under these facilities since July 14, 1996. The Company is seeking a new $50.0 million to $75.0 million multi-year senior revolving credit facility to replace the Company's existing facilities. There can be no assurance, however, as to the availability or terms of any such financing. The failure to obtain senior revolving credit facility financing on reasonable terms would have a material adverse effect on the Company's results of operations. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." The Company may in the future issue additional senior subordinated debt financing under the same Indenture under which the Series A Notes are to be issued; however, there can be no assurance as to the availability or terms of any such senior subordinated note financing in the future. The debt service requirements of any additional indebtedness could make it more difficult for the Company to make principal and interest payments on the Series A Notes. The Company's ability to satisfy its obligations will be dependent upon its future performance, which is subject to prevailing economic conditions and financial, business and other factors, including factors beyond the Company's control. There can be no assurance that the Company's operating cash flow will be sufficient to meet its debt service requirements or to repay the Series A Notes at maturity or that the Company will be able to refinance the Series A Notes or other indebtedness at maturity.


     Subordination; Series A Notes Are Unsecured Obligations. The Series A Notes will be unsecured senior subordinated obligations of the Company and will be subordinated in right of payment to all present and future Senior Indebtedness of the Company. The Company operates directly and through subsidiaries which are direct or indirect obligors or guarantors of $24.7 million of the long-term debt of the Company and its consolidated subsidiaries outstanding at July 14, 1996. The Series A Notes will be effectively subordinated in right of payment to all present and future liabilities of the Company's subsidiaries, including indebtedness of the Company for which one or more subsidiaries are co-obligors or guarantors. In the event of bankruptcy, liquidation or reorganization of the Company, the assets of the Company will be available to pay obligations on the Series A Notes only after all Senior Indebtedness has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Series A Notes then outstanding. As of July 14, 1996, the Company had approximately $68.1 million of outstanding Senior Indebtedness. The Company has incurred $7.2 million in additional Senior Indebtedness as of October 6, 1996 and incurred approximately $7.3 million of additional Senior Indebtedness in connection with the Shoney's Transaction. The Company anticipates using a portion of the net proceeds of this offering to reduce Senior Indebtedness. See "Use of Proceeds." In the event of a payment default with respect to the Senior Indebtedness, no payments may be made on account of the Series A Notes until such default has been cured or waived. See "Management's Discussion and Analysis of Financial Condition and Results of Operation -- Liquidity and Capital Resources" and "Description of the Notes."


     Dependence on Key Employees. The success of the Company is dependent in part upon certain key personnel, including, in particular, Leon Moore, President and Chief Executive Officer and the founder of the Company. The absence of Mr. Moore would have a material adverse effect on the Company's business and future operations. The Company has no employment or noncompetition agreement with Mr. Moore, who is the Company's largest shareholder of record.


     Relationship with Shoney's. The Company has the right to use the service marks "Shoney's Inn" and "Shoney's Inn & Suites" in its development and franchising operations pursuant to the License Agreement with Shoney's. The License Agreement gives Shoney's certain rights, including the right to approve the styles, shapes, colors and forms in which the service marks are displayed and the terms of the franchise agreements (other than the maximum fees and other financial terms thereof). Upon the occurrence of certain events, the License Agreement may terminate and the Company may lose its right to continue operations using the Shoney's Inn and Shoney's Inn & Suites marks. The Company believes that the loss of its rights under the License Agreement would have a material adverse effect upon its operations. See "Business -- License Agreement with Shoney's."


     Importance of Franchisee and Other Third Party Relationships. The Company's business strategy calls for the expansion of Shoney's Inns primarily through the opening of additional franchised units. Competition for new franchisees in the lodging industry is intense. There can be no assurance that the Company can successfully attract new franchisees on terms acceptable to the Company or that such new or current franchisees will open new Shoney's Inns.

     The Company believes its relationships with its major franchisees are satisfactory and the Company has no reason to believe that such relationships will not continue. However, from time to time, the Company has terminated relationships with franchisees for quality or for other reasons and in addition, the Company's franchisees have in certain cases terminated their franchise relationships with the Company. If any of the franchise agreements were terminated by the franchisee, the Company could explore entering into a franchise agreement with another franchisee. There can be no assurance, however, that a desirable replacement relationship would be available.

     Seven of the Shoney's Inns operated by the Company are held by partnerships with minority interest holders. The Company has management authority over each partnership in which there are minority interest holders and, in most cases, the Company has a right of first refusal to purchase the interest of the other parties in the event that they receive a bona fide offer for their interests in the partnerships. The Company, as owner of majority interests in partnerships in which there are minority interest holders, owes a fiduciary duty to such minority interest holders and may encounter conflicts between the respective interests of the Company and the minority holders. In such cases, the Company's directors are obligated to exercise reasonable, good-faith judgment to resolve the conflicts and may not be free to act solely in the best interest of the Company.

     Geographic Concentration of Hotels. Most of the Company's hotels are located in the Southeastern United States, and such geographic concentration exposes the Company's operating results to events or conditions which specifically affect those areas, such as local and regional economic, weather and other conditions. Adverse developments which specifically affect those areas may have a material adverse effect on the results of operations of the Company. While the Company's Sumner Suites expansion may reduce these risks over time, the Company will remain subject to the risks associated with geographic concentration for the foreseeable future.

     Risks of the Lodging Industry; Competition. The Company's business is subject to all of the risks inherent in the lodging industry. These risks include, among other things, adverse effects of general and local economic conditions, an oversupply of lodging facilities or a reduction in demand for lodging facilities in a geographic area, dependence on tourism, susceptibility to increases in gasoline prices, changes in travel patterns and routes of major highways, adverse use of neighboring land, changes in governmental regulations that influence or determine wages, prices or construction costs, changes in interest rates, the availability of credit and changes in real estate taxes and other operating expenses. The Company's ownership of real property, including hotels, is substantial. Real estate values are sensitive to changes in local market and economic conditions and to fluctuations in the economy as a whole. Due in part to the strong correlation between the lodging industry's performance and economic conditions, the lodging industry is subject to cyclical changes in revenues and profits.


     The lodging industry is highly competitive. During the 1980s, construction of lodging facilities in the United States resulted in an excess supply of available rooms. This oversupply had an adverse effect on occupancy levels and room rates in the industry. Competitive factors in the industry include room rates, quality of accommodations, name recognition, supply and availability of alternative lodging facilities, service levels, reputation, reservation systems and convenience of location. There can be no assurance that demographic, economic or other changes in markets will not adversely affect the convenience or desirability of the sites in which the Company's hotels are located. Each of the Company's hotels is located in a developed area that includes competing lodging facilities, and the Company expects that future hotels which it constructs will be located in similar areas. A high concentration of competitive lodging facilities in a particular area could have a material adverse effect on occupancy, average daily room rate and REVPAR of the Company's hotels. See "Business -- Lodging Industry" and " -- Competition."


     Employment and Other Government Regulation. The lodging industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and beverages (such as health and liquor license laws) and building and zoning requirements. The Company's results of operations may be adversely affected by increases in the minimum wage or by the enactment in the future of legislation that would increase the cost of employee benefits or increase other employment-related costs. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. Although the Company believes that it is in substantial compliance with the ADA, a failure to comply with the ADA could result in the imposition of fines or an award of damages to private litigants.

     Environmental Regulation. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. In connection with the ownership or operation of hotels, the Company may be potentially liable for any such costs. The cost of defending against claims of liability or of remediating a contaminated property could have a material adverse effect on the results of operations of the Company.

     Absence of Public Market for the Series A Notes. The Series A Notes are a new issue of securities for which there is currently no public market. There can be no assurance as to the liquidity of the market for the Series A Notes that may develop, the ability of the holders to sell their Series A Notes or the prices at which holders of the Series A Notes would be able to sell their Series A Notes. If a market for the Series A Notes does develop, the Series A Notes may trade at a discount from their initial public offering price, depending upon prevailing interest rates, the market for similar securities, performance of the Company, performance of the lodging sector and other factors. The Underwriters have informed the Company that they currently intend to make a market for the Series A Notes. However, the Underwriters are not obligated to do so and any such market-making may be discontinued at any time without notice. The Company does not intend to apply for listing of the Series A Notes on the Nasdaq National Market or any securities exchange. Therefore, no assurance can be given as to whether an active trading market will develop or be maintained for the Series A Notes. See "Underwriting."

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the Series A Notes offered hereby are estimated to be approximately $33.4 million (approximately $38.4 million if the over-allotment option is exercised in full), after deducting the estimated underwriting discount and offering expenses. The Company intends to use the net proceeds of this offering to reduce borrowings under three unsecured revolving credit facilities with an aggregate outstanding principal balance at October 6, 1996 of $34.2 million. This indebtedness was originally incurred to fund hotel development and other capital improvements. These facilities bear interest at the lender's prime rate or two hundred basis points above the 30, 60 or 90 day LIBOR rates, at the Company's option. The blended rate on these facilities at October 6, 1996 was 7.80%. Although amounts repaid on these facilities would be available for reborrowing on a short-term basis, these amounts would mature, and the facilities would cease to be available, in January and February 1997. On October 25, 1996, the Company incurred additional borrowings of $7.3 million under the revolving credit facilities to consummate the Shoney's Transaction. See "Prospectus Summary -- Recent
Developments -- Shoney's Transaction." The Company is seeking a new $50.0 million to $75.0 million senior revolving credit facility to replace these facilities following the offering. Borrowings under this new facility will be used to fund development of new Sumner Suites hotels, renovate existing hotels, fund construction of the Company's headquarters and for general corporate purposes. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."


     Pending the above uses of proceeds, net proceeds of the offering will be invested in investment grade, short-term, interest-bearing securities, such as Treasury bills, repurchase agreements, commercial paper and short-term certificates of deposit.

                                 CAPITALIZATION

     The following table sets forth the current portion of long-term debt and capitalized leases and consolidated capitalization of the Company as of July 14, 1996 and as adjusted to reflect the sale of $35,000,000 in aggregate principal amount of Series A Notes offered hereby and application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                                                          JULY 14, 1996
                                                                     -----------------------
                                                                      ACTUAL     AS ADJUSTED
                                                                     --------    -----------
                                                                         (IN THOUSANDS)
    Current portion of long-term debt and capitalized leases.......  $ 32,052     $   2,052
                                                                     ========      ========
    Revenue participation bonds due April 2001(1)..................  $ 11,355     $  11,355
    Other long-term debt and capitalized leases less current
      portion......................................................    24,712        24,712
       % Senior subordinated notes due 2006, Series A..............        --        35,000
    7.5% Convertible subordinated debentures due 2004(2)...........    54,000        54,000
    Total shareholders' equity.....................................    87,575        87,575
                                                                     --------      --------
              Total capitalization.................................  $177,642     $ 212,642
                                                                     ========      ========

---------------

(1) The revenue participation bonds are secured by U.S. Treasury securities that upon maturity will fund the complete obligation under the revenue participation bonds.
(2) The 7.5% convertible subordinated debentures due 2004 are subordinate to the Series A Notes.

                            SELECTED FINANCIAL DATA

     The following selected financial data as of and for each of the five fiscal years ended December 31, 1995 have been derived from the Company's audited Consolidated Financial Statements. The financial statements for the three fiscal years ended December 31, 1995 have been audited by Deloitte & Touche LLP, independent auditors, and have been incorporated herein by reference. The related financial data as of and for the two fiscal quarters ended July 9, 1995 and July 14, 1996 are derived from the Company's unaudited consolidated financial statements and, in the opinion of management, include all adjustments (consisting of only normal recurring entries) necessary for fair presentation of the financial results of operations for these periods. Operating results for the two fiscal quarters ended July 14, 1996 are not necessarily indicative of the results that may be expected for the fiscal year ending December 29, 1996. The information set forth on the following page should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                            SELECTED FINANCIAL DATA

                                                                                                              TWO FISCAL QUARTERS
                                                              FISCAL YEAR ENDED                                      ENDED
                                   ------------------------------------------------------------------------   -------------------
                                   DECEMBER 31,   DECEMBER 27,   DECEMBER 26,   DECEMBER 25,   DECEMBER 31,   JULY 9,    JULY 14,
                                       1991           1992           1993           1994           1995         1995       1996
                                   ------------   ------------   ------------   ------------   ------------   --------   --------
                                               (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
STATEMENT OF EARNINGS DATA:
Revenues:
  Hotel..........................    $ 24,022       $ 25,598        $29,890        $36,440        $44,144      $23,048    $28,221
  Construction and development...       2,690          6,178             --          6,213          9,214        7,696        514
  Construction and development --
    other........................          --             --             --             --         14,827       13,438        200
  Sale of hotels.................          --             --          9,080         17,366          6,174        6,174         --
  Profits not recognized on
    installment sales............          --             --         (1,295)        (2,782)        (1,956)      (1,956)        --
  Franchising....................         270          1,760          2,079          2,623          2,917        1,543      2,106
  Management.....................         469            660            979            916            438          289        116
  Management -- previously
    deferred.....................          --             --             --             --          2,862        2,862         --
                                   ------------   ------------   ------------   ------------   ------------   --------   --------
        Total operating
          revenues...............      27,451         34,196         40,733         60,776         78,620       53,094     31,157
Costs and Expenses:
  Operating expenses:
    Hotel........................      14,786         15,354         17,042         20,938         25,962       13,108     15,525
    Construction and
      development................       1,330          4,549             --          5,242         10,096        7,585        691
    Cost of hotels sold..........          --             --          7,785         14,584          4,218        4,218         --
    Franchising..................         304          1,841          2,153          2,475          2,861        1,444      1,775
                                   ------------   ------------   ------------   ------------   ------------   --------   --------
        Total operating
          expenses...............      16,420         21,744         26,980         43,239         43,137       26,355     17,991
                                   ------------   ------------   ------------   ------------   ------------   --------   --------
  Gross operating profit.........      11,031         12,452         13,753         17,537         35,483       26,739     13,166
  General and administrative.....         905            894          1,349          1,378          1,929          903      1,492
                                   ------------   ------------   ------------   ------------   ------------   --------   --------
  Earnings before interest,
    taxes, depreciation and
    amortization.................      10,126         11,558         12,404         16,159         33,554       25,836     11,674
  Depreciation and
    amortization.................       2,876          2,944          3,290          4,083          5,638        2,779      3,820
                                   ------------   ------------   ------------   ------------   ------------   --------   --------
        Net operating profit.....       7,250          8,614          9,114         12,076         27,916       23,057      7,854
Other Income and Expenses:
  Interest expense...............       6,966          4,939          4,642          5,525          5,856        3,504        905
  Interest income................       1,935          2,425          3,345          5,311          5,815        3,551        842
                                   ------------   ------------   ------------   ------------   ------------   --------   --------
        Net interest expense.....       5,031          2,514          1,297            214             41          (47)        63
  Other income...................       1,120            911          1,012          1,263            765          318        434
                                   ------------   ------------   ------------   ------------   ------------   --------   --------
Earnings before income taxes,
  discontinued operations,
  minority interest and
  extraordinary items............       3,339          7,011          8,829         13,125         28,640       23,422      8,225
Income taxes.....................       1,211          2,533          3,077          4,838         10,529        8,691      2,962
Minority interests in earnings of
  consolidated subsidiaries &
  partnerships...................         123            309            513            294            351           91        229
                                   ------------   ------------   ------------   ------------   ------------   --------   --------
Earnings from continuing
  operations before extraordinary
  items..........................       2,005          4,169          5,239          7,993         17,760       14,640      5,034
Discontinued Operations:
  Income (loss) from operations
    of restaurant subsidiary
    disposed of, net of
    applicable income taxes and
    minority interest............         (31)            (9)           (41)            18            (75)         (45)        --
Extraordinary losses, net of
  income tax benefit.............          --             --             --           (215)          (708)        (708)        --
                                   ------------   ------------   ------------   ------------   ------------   --------   --------
Net earnings.....................    $  1,974       $  4,160       $  5,198       $  7,796       $ 16,977     $ 13,887   $  5,034
                                   ============   ============   ============   ============   ============   ========   ========

                                                                                                              TWO FISCAL QUARTERS
                                                              FISCAL YEAR ENDED                                      ENDED
                                   ------------------------------------------------------------------------   -------------------
                                   DECEMBER 31,   DECEMBER 27,   DECEMBER 26,   DECEMBER 25,   DECEMBER 31,   JULY 9,    JULY 14,
                                       1991           1992           1993           1994           1995         1995       1996
                                   ------------   ------------   ------------   ------------   ------------   --------   --------
                                               (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE DATA)
Earnings Per Common And Common
  Equivalent Share:
  Primary:
    Earnings from continuing
      operations before
      extraordinary items........    $   0.52       $   0.68       $   0.67       $   0.92       $   2.08     $   1.70   $   0.60
                                   ============   ============   ============   ============   ============   ========   ========
    Net earnings.................    $   0.51       $   0.68       $   0.66       $   0.90       $   1.99     $   1.62   $   0.60
                                   ============   ============   ============   ============   ============   ========   ========
  Fully diluted:
    Earnings from continuing
      operations before
      extraordinary items........    $   0.52       $   0.68       $   0.67       $   0.92       $   1.87     $   1.47   $   0.60
                                   ============   ============   ============   ============   ============   ========   ========
    Net earnings.................    $   0.51       $   0.68       $   0.66       $   0.90       $   1.80     $   1.40   $   0.60
                                   ============   ============   ============   ============   ============   ========   ========
    Ratio of earnings to fixed
      charges(1).................        1.42x          2.14x          2.43x          2.58x          4.20x        5.86x      2.93x
Weighted Average Common And
  Common Equivalent Shares
  Outstanding:
  Primary........................       3,833          6,103          7,872          8,654          8,526        8,592      8,443
                                   ============   ============   ============   ============   ============   ========   ========
  Fully diluted..................       3,833          6,103          7,872          9,946         10,842       10,908     10,760
                                   ============   ============   ============   ============   ============   ========   ========
BALANCE SHEET DATA:
  Working capital................    $  1,297       $  1,223       $   (370)      $    714       $  4,786     $ (3,330)  $(35,569)
  Total assets...................      85,253         97,395        120,486        180,391        220,790      192,616    227,921
  Long-term debt and capitalized
    leases.......................      68,183         57,323         52,020         87,739         89,343       92,800     90,067
  Shareholders' equity...........       5,467         29,177         54,883         65,158         82,737       79,316     87,575

---------------

(1) The ratio of earnings to fixed charges on a pro forma basis, giving effect to the offering and the application of the net proceeds therefrom, would have been 3.42x for fiscal 1995 and 2.34x for the two fiscal quarters ended July 14, 1996.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company derives revenues primarily from hotel room sales at its Sumner Suites and Company-owned Shoney's Inn hotels. Through March 1995, the Company managed AmeriSuites hotels and earned management fees for such services. The Company also receives management fees for services it performs for two franchised Shoney's Inns. The Company derives additional revenue from franchise fees it receives as the exclusive franchisor of Shoney's Inns.

     The Company's hotel operations have been supplemented by contract revenues from construction and development of franchised Shoney's Inns and, until March 1995, AmeriSuites hotels for third parties. Revenues from these activities have varied widely from period to period, depending upon whether the Company's construction and development activities were primarily focused on its own facilities or on projects. The Company has generally undertaken construction and development projects for third parties only when its capacity has been underutilized in constructing its own facilities. Construction revenues are recognized on the percentage of completion basis. Because the Company expects to concentrate on the development of Sumner Suites, management does not anticipate generating further significant contract revenues from construction and development.

     From 1990 through the first quarter of fiscal 1995, the Company developed and owned or managed hotels in the AmeriSuites hotel chain. In March 1995, the Company terminated its relationship with AmeriSuites by (i) selling its option to purchase 50% of the voting stock of Suites of America, Inc. ("Suites of America") to Prime Hospitality Corp. ("Prime Hospitality") for $27.3 million and
(ii) conveying to Suites of America its interest in one additional AmeriSuites hotel for $6.2 million. Five million dollars of the aggregate purchase price was paid in cash on closing, while the remaining $28.5 million was paid pursuant to a note that was repaid in January 1996. In connection with the sale of its option in Suites of America, the Company canceled $14.9 million in existing indebtedness of Suites of America to the Company. These transactions, together with the sale of five AmeriSuites hotels in 1993 and 1994 (collectively, the "AmeriSuites Transaction"), have been accounted for as installment sales of real estate in the Company's Consolidated Financial Statements, and a pre-tax gain of $17.9 million has been recognized through July 14, 1996 in connection therewith. The transactions also resulted in the recognition in fiscal 1995 and the first quarter of fiscal 1996 of previously deferred management fee revenue.

     During the first quarter of fiscal 1996, the Company sold its 60% ownership in five restaurants to the 40% owner. The income or loss from restaurant operations for each of the reported periods is reported as discontinued operations net of applicable income taxes and minority interests.

     The Company's hotel operations have historically been seasonal in nature, reflecting higher occupancy rates during spring and summer months, which may be expected to cause fluctuations in the Company's quarterly revenues and earnings from hotel operations. The Company's fiscal year ends on the last Sunday of the calendar year. This resulted in fiscal 1995 consisting of 53 weeks as compared with 52 weeks in fiscal 1994.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, the percentage relationship of certain items of revenue and expense to the total revenues of the Company.

                                                                                          TWO FISCAL QUARTERS
                                                         FISCAL YEAR ENDED                       ENDED
                                             ------------------------------------------   -------------------
                                             DECEMBER 26,   DECEMBER 25,   DECEMBER 31,   JULY 9,    JULY 14,
                                                 1993           1994           1995         1995       1996
                                             ------------   ------------   ------------   --------   --------
Revenues:
  Hotel....................................       73.4%          60.0%          56.1%        43.4%      90.6%
  Construction and development.............         --           10.2           11.7         14.5        1.6
  Construction and development-other.......         --             --           18.9         25.3        0.6
  Sale of hotels...........................       22.3           28.6            7.9         11.6         --
  Profits not recognized on installment
     sales.................................       (3.2)          (4.6)          (2.5)        (3.7)        --
  Franchising..............................        5.1            4.3            3.7          2.9        6.8
  Management...............................        2.4            1.5            0.6          0.5        0.4
  Management -- previously deferred........         --             --            3.6          5.5         --
                                                 -----          -----          -----        -----      -----
          Total operating revenues.........      100.0%         100.0%         100.0%       100.0%     100.0%
Costs and Expenses:
  Operating expenses:
     Hotel.................................       41.8%          34.5%          33.0%        24.7%      49.8%
     Construction and development..........         --            8.6           12.8         14.3        2.2
     Cost of hotels sold...................       19.1           24.0            5.4          7.9         --
     Franchising...........................        5.3            4.0            3.7          2.7        5.7
                                                 -----          -----          -----        -----      -----
          Total operating expenses.........       66.2           71.1           54.9         49.6       57.7
                                                 -----          -----          -----        -----      -----
          Gross operating profit...........       33.8           28.9           45.1         50.4       42.3
     General and administrative............        3.3            2.3            2.4          1.7        4.8
                                                 -----          -----          -----        -----      -----
     Earnings before interest, taxes,
       depreciation and amortization.......       30.5           26.6           42.7         48.7       37.5
     Depreciation and amortization.........        8.1            6.7            7.2          5.3       12.3
                                                 -----          -----          -----        -----      -----
       Net operating profit (before
          interest and taxes)..............       22.4           19.9           35.5         43.4       25.2
Earnings before income taxes, discontinued
  operations, minority interest and
  extraordinary items......................       21.7           21.6           36.4         44.1       26.4
Earnings from continuing operations before
  extraordinary items......................       12.9           13.2           22.6         27.6       16.2
Net earnings...............................       12.8%          12.8%          21.6%        26.2%      16.2%

  For the Fiscal Year-to-date Periods Ended July 14, 1996 and July 9, 1995

     For the two fiscal quarters ended July 14, 1996, total operating revenues decreased 41.3% to $31.2 million from $53.1 million for the same period in 1995.

     Revenues from hotel operations in the first two quarters of 1996 increased 22.4% to $28.2 million from $23.0 million for the same period in 1995. For the 29 same store hotels opened for both year-to-date periods, average daily room rates in the first two quarters of 1996 increased 6.0% to $50.21 from $47.35 in the first two quarters of 1995, and average occupancy rates decreased to 63.3% from 65.4%, resulting in a net increase in same store hotel revenues of 2.1%. The hotels opened during 1995 and the first two quarters of 1996 contributed $5.3 million to hotel revenues in the first two quarters of 1996 compared to $69,000 for the same prior year period. Approximately $3.0 million of the $5.3 million in revenues from the hotels opened since December 25, 1994 related to Sumner Suites hotels. One hotel, which was sold in the first half of 1995, contributed $550,000 to hotel revenues in the first two quarters of 1995.

     Revenues from regular construction and development activities for the first two quarters of 1996 were $514,000 in contrast to $7.7 million for the same prior year period. Revenues from construction and development can vary widely from quarter to quarter depending upon the volume of outside contract work and the timing of those projects. Three outside construction projects were in progress during the first two quarters of 1995 compared with only one during the comparable period in 1996. No outside construction contracts are currently in progress.

     Revenues of $200,000 from "Construction and development -- other" in the first two quarters of 1996 represent a portion of profits not previously recognized on installment sales in connection with the AmeriSuites Transaction. The $13.4 million reported for the first two quarters of 1995 represented the earned portion of revenues, a portion of which was deferred from 1993 and 1994, as a result of the consummation of the AmeriSuites Transaction.

     Revenue from the sale of hotels in the first two quarters of 1995 was $4.2 million, net of profits not recognized on installment sales of $2.0 million, representing the sale of one hotel in the first quarter of 1995 in conjunction with the AmeriSuites Transaction. These net revenues were offset by the cost of hotels sold, resulting in no gross operating profit from these transactions.

     Franchise revenues in the first two quarters of 1996 increased 36.4% to $2.1 million from $1.5 million for the same prior year period. This increase resulted primarily from higher royalty and reservation center fees resulting from increased revenues in the Shoney's Inn system. The number of franchised Shoney's Inns at the end of the second quarter of 1996 increased to 56 from 48 at the end of the second quarter of 1995. Initial franchise fees may vary widely from quarter to quarter.

     Management contract revenues for the first two quarters of 1996 decreased 60.0% to $116,000 from $289,000 for the prior year period, due to the cancellation of management contracts on 11 AmeriSuites hotels on March 31, 1995, as a part of the AmeriSuites Transaction.

     Revenues from "Management -- previously deferred" in the first two quarters of fiscal 1995 of $2.9 million represent fees collected in 1993 and 1994 for the Company's relinquishment of its profit participation in four hotels owned by Suites of America. These profits were previously deferred due to the Company's option to acquire a 50% ownership interest in Suites of America. In connection with the sale of this option to Suites of America in March 1995, all of this previously deferred revenue was recognized in the first quarter of 1995. This is a non-recurring source of revenue.

     Operating expenses from hotel operations for the first two quarters of 1996 increased 18.4% to $15.5 million in the first two quarters of 1996 from $13.1 million in the first two quarters of 1995 resulting from the 22.4% increase in hotel operating revenues. Operating expenses from hotel operations, expressed as a percentage of hotel operating revenues, decreased to 55.0% in the first two quarters of 1996 from 56.9% in the first two quarters of 1995, thus increasing the gross profit margin on all hotels to 45.0% in the first two quarters of 1996 from 43.1% in the same period of 1995. Hotels opened since 1994 have experienced higher profit margins than hotels opened before 1994 and have generated a 47.8% profit margin in the first two quarters of 1996. Seven of the new hotels are Sumner Suites which generally have higher room rates than Shoney's Inns and generally operate at a higher gross operating profit margin.

     Costs and expenses of construction and development for the first two quarters of 1996 decreased to $691,000 from $7.6 million for the first two quarters of 1995. There were three outside construction contracts in the first two quarters of 1995 compared to one during the comparable period in 1996.


     Franchising operating expenses for the first two quarters of 1996 increased 23.0% to $1.8 million from $1.4 million for the same prior year period, primarily due to additional expenses incurred by the reservation center in meeting the added demand from additional properties served by that department. As a result of the Shoney's Transaction, the Company will no longer be required to pay a portion of its franchise fee revenues to Shoney's in the form of royalty fees. See "Prospectus Summary -- Recent Developments -- Shoney's Transaction." During the first two quarters of 1996, franchising operating expenses included $586,000 of royalty fees to Shoney's.

     General and administrative expense for the first two quarters of 1996 increased 65.3% to $1.5 million from $900,000 for the prior year period, due primarily to increased outside professional fees and increased payroll and related expenses associated with increased staffing levels.

     For the first two quarters of 1996, depreciation and amortization expense increased 37.5% to $3.8 million from $2.8 million for the same prior year period. Depreciation and amortization on the 11 hotels opened since the end of the fourth quarter of 1994 accounted for $619,000 of the increase while depreciation due to renovations and other additions to the remaining hotels accounted for $285,000 of the increase over the first two quarters of 1995.

     For the first two quarters of 1996, interest expense and interest income decreased $2.6 million and $2.7 million, respectively, from the prior year period resulting in an increase in net interest expense of $110,000. The decrease in interest income resulted primarily from the collection of the balance of first mortgage notes receivable of approximately $44 million from Suites of America in the first quarter of 1996, which resulted in a reduction of interest income for the first two quarters of 1996 of $2.2 million. The proceeds were used to reduce outstanding debt, significantly reducing interest expense for the first two quarters of 1996 as compared to the same prior year period.

     The loss from discontinued operations, net of applicable income taxes and minority interest, in the first two quarters of 1995 resulted from the Company's sale of its 60% interest in a restaurant subsidiary to the 40% owner in the first quarter of 1996. The extraordinary loss, net of income tax benefit, in the first two quarters of 1995 represents the extraordinary non-cash write-off of unamortized deferred financing costs, and early redemption premiums paid, associated with the refinancing of certain indebtedness during the first two quarters of 1995.

  For the Fiscal Years Ended December 31, 1995 and December 25, 1994

     For the fiscal year ended December 31, 1995, total operating revenues increased 29.4% to $78.6 million from $60.8 million for the fiscal year ended December 25, 1994.

     Revenues from hotel operations in fiscal 1995 increased 21.1% to $44.1 million from $36.4 million for fiscal 1994. This increase resulted primarily from more hotels being operated in fiscal 1995 as compared to fiscal 1994. Eleven hotels which opened during fiscal 1994 and fiscal 1995 contributed $7.9 million more to revenues in fiscal 1995 than in fiscal 1994. One hotel was sold during the first quarter of 1995, contributing only $549,000 to hotel revenues in that year compared with $2.3 million in fiscal 1994 when it was owned and operated for the entire fiscal year. Revenues from the 22 same store hotels increased 5.0% to $32.8 million in fiscal 1995 from $31.2 million in fiscal 1994. Average daily room rates from same store hotels increased 6.3% to $47.85 in fiscal 1995 from $45.01 in fiscal 1994, and average occupancy rates on these hotels decreased to 66.6% in fiscal 1995 from 69.1% in fiscal 1994. For all 33 hotels owned at the end of fiscal 1995, total revenues increased 27.8% to $43.6 million in fiscal 1995 from $34.1 million in fiscal 1994. These hotels reflected an increase of 7.0% in average daily room rates to $48.49 in fiscal 1995 from $45.31 in fiscal 1994, and average occupancy rates on these hotels declined to 64.1% in fiscal 1995 from 67.0% in fiscal 1994.

     Construction and development revenues of $9.2 million in fiscal 1995 and $6.2 million in fiscal 1994 were due to construction activities for third parties. In each year construction work was performed on three outside contracts, but revenues from these activities increased by $3.0 million in fiscal 1995 over fiscal 1994 due to variances in percentages completed each year.

     Revenues from Construction and development--other and Management--previously deferred, which together totaled $17.7 million in fiscal 1995, resulted from recognizing, in connection with the consummation of the AmeriSuites Transaction, profits deferred from fiscal 1993 and fiscal 1994 relating to the development and management of hotels for Suites of America. The Company's relationship with Suites of America ended on March 31, 1995, allowing the previously deferred management revenues and a portion of the previously deferred construction profit to be recognized in the first fiscal quarter of 1995. Additional previously deferred construction profit was recognized throughout fiscal 1995, with the final portion recognized in the first fiscal quarter of 1996, when the balance of the note receivable from Suites of America was collected. The

Company's 100% financing of five hotels developed and managed for Suites of America resulted in the deferral of recognition of these profits from 1993 and 1994 to 1995 and 1996. The revenues from sale of hotels, net of profits not recognized on installment sales, which amounted to $4.2 million in fiscal 1995 and $14.6 million in fiscal 1994, were also part of this arrangement for developing hotels for Suites of America. In fiscal 1994, there were three hotels developed and sold under this arrangement, whereas in fiscal 1995 there was only one hotel which was sold on March 31, 1995. The cost of hotels sold in both years is equal to the net revenues, resulting in no profit to the Company. All the profit on these hotels is recognized in revenues from construction and development -- other.

     Franchise revenues in fiscal 1995 increased 11.2% to $2.9 million from $2.6 million in fiscal 1994, as a result of an increase in the number of Shoney's Inn franchises sold, combined with franchisees' increased hotel revenues upon which royalty and reservation fees are based. At the end of fiscal 1995 there were 50 franchised Shoney's Inns in operation compared with 45 at the end of fiscal 1994. Management fee revenue in fiscal 1995 decreased 52.2% to $438,000 from $916,000 in fiscal 1994, due to the cancellation of management contracts on 11 hotels during the first fiscal quarter of 1995 as a part of the AmeriSuites Transaction.

     Hotel operating expenses for fiscal 1995 increased by 24.0% to $26.0 million from $20.9 million in fiscal 1994. The 11 hotels opened during fiscal 1994 and fiscal 1995, which were not in operation during the full year in either fiscal 1994 or fiscal 1995, accounted for 95.3% of the total increase. Additionally, operating expenses for the 22 hotels operated for all of both years increased by $1.1 million, and operating expenses on the hotel sold during the first fiscal quarter of 1995 declined by $904,000. These increases and decreases in operating costs and expenses are related to the corresponding increases and decreases in operating revenues on these hotels. The resulting gross profit margin from hotel operations in fiscal 1995 declined to 41.2% versus 42.5% in fiscal 1994. The gross operating profit margin on the 11 hotels opened during fiscal 1994 and fiscal 1995 improved from 20.5% in fiscal 1994 to 34.3% in fiscal 1995, while the gross profit margin on the 22 hotels operating for all of both years declined from 44.5% in fiscal 1994 to 43.7% in fiscal 1995.

     Construction and development expenses increased by $4.9 million in fiscal 1995 due to the higher level of construction contract work performed in such year and to cost overruns on certain third party contracts. Cost of hotels sold declined by $10.4 million in fiscal 1995 from fiscal 1994.

     Franchising expenses in fiscal 1995 increased 15.6% from fiscal 1994, while franchising revenues only increased by 11.2%, due primarily to the decline of initial franchise fee income in fiscal 1995 for which there was no corresponding decrease in operating expenses.

     General and administrative expense increased 39.9% to $1.9 million in fiscal 1995 from $1.4 million in fiscal 1994, due primarily to additional staffing levels for present and future growth of the Company, and to increased legal and audit fees and expenses incurred.

     Depreciation and amortization expense increased by 38.1% to $5.6 million in fiscal 1995 from $4.1 million in fiscal 1994, due primarily to the 11 hotels opened during fiscal 1994 and fiscal 1995.

     Net interest expense in fiscal 1995 declined to $41,000 from $214,000 in fiscal 1994, due to a significant reduction in interest rates on five industrial revenue bond issues in early fiscal 1995 and to increased first mortgage lending in the first fiscal quarter of 1995 in connection with the AmeriSuites Transaction. Other income decreased by $498,000 in fiscal 1995 compared to fiscal 1994 primarily due to a reclassification of certain miscellaneous hotel revenues from other income to hotel operating revenues in fiscal 1995, and to a decline of $81,000 in gains on the sale of property and equipment.

     The increase in extraordinary charges to $708,000 net of income taxes in fiscal 1995 from $215,000 in fiscal 1994 is due primarily to the write-off of unamortized deferred financing costs associated with the refinancing of five industrial revenue bond issues to substantially lower interest rates in fiscal 1995, compared with similar write-offs of lesser amounts in fiscal 1994.

  For the Fiscal Years Ended December 25, 1994 and December 26, 1993

     For the fiscal year ended December 25, 1994, total operating revenues increased 49.2% to $60.8 million from $40.7 million in 1993. The increase was primarily due to an increase of $6.6 million in revenues from hotel operations, $6.2 million from construction and development, $6.8 million from the sale of hotels, net of deferred profit, and $544,000 from franchising activities.

     The increase in revenues from hotel operations resulted primarily from an increase in average occupancy rates and average daily room rates for the 21 Company-owned hotels open for the full year in both periods, plus hotel revenues earned on hotels not open for the full two-year period. Same store hotel room revenues increased by 6.6% in fiscal 1994 from fiscal 1993 due to a combination of an increase in average occupancy rates from 70.1% in fiscal 1993 to 70.9% in fiscal 1994 and an increase in average daily room rates of $2.63 from $43.93 in fiscal 1993 to $46.56 in fiscal 1994. One hotel which opened in the middle of fiscal 1993 reported room revenues of $1.0 million for the full fiscal year 1994 versus $361,000 for the partial fiscal year 1993. The eight hotels which opened during fiscal 1994 contributed $3.8 million to fiscal 1994 hotel revenues. All 30 hotels averaged 67.7% occupancy and $46.31 average daily room rates in fiscal 1994.

     The construction and development revenues of $6.2 million in fiscal 1994 were derived from construction activities for third parties. No third party construction and development activities took place in fiscal 1993. In fiscal 1993 and fiscal 1994, the Company acquired real estate, developed AmeriSuites hotels thereon and sold those hotels, providing 100% financing to the purchaser, deferring profits to future years based upon the installment sales method of accounting. As part of the AmeriSuites Transaction in fiscal 1994, three hotels were developed and sold pursuant to these arrangements for a total sale price of $17.4 million, of which the profits thereon totaling $2.8 million were deferred. In fiscal 1993, two hotels were developed and sold for a total of $9.1 million, of which deferred profits totaled $1.3 million. As of December 25, 1994, all the profit from both fiscal 1993 and fiscal 1994 had been deferred.

     The increase in franchising revenues was the result of an increase in the number of Shoney's Inn franchises sold combined with franchisees' increased hotel revenues upon which royalty and reservation fees are based. The decrease in management revenues was due to the sale of the Company's profit participation interest in certain AmeriSuites hotels. Profit participation fees earned and included in management fee revenues in fiscal 1993 were $260,000, whereas only $26,000 was earned in fiscal 1994. However, 78.2% of this decrease was offset with management fee increases resulting from managing additional properties for others in fiscal 1994 as compared to fiscal 1993.

     Total operating expenses for fiscal 1994 increased 60.3% to $43.2 million from $27.0 million in fiscal 1993. Construction and development expenses of $5.2 million in fiscal 1994, of which there were none in fiscal 1993, accounted for 32.2% of this increase, while an additional 41.8% of the increase was from the increase in cost of hotels sold. Hotel operating expenses increased in fiscal 1994 by 22.9% to $20.9 million from $17.0 million in fiscal 1993, due primarily to the eight additional hotels opened during fiscal 1994. These additional costs were incurred in generating additional hotel revenues of $6.6 million. The resulting gross profit margin from hotel operations in fiscal 1994 was 42.5% versus 43.0% in fiscal 1993. The decline in hotel profit margin was due to more new hotel openings (eight versus one) in fiscal 1994 than fiscal 1993.

     The increase in franchising expenses from fiscal 1993 to fiscal 1994 was due primarily to advertising and marketing expenses incurred in the earning of higher franchising revenues. The increase in franchising expenses represented 59.2% of the increase in revenues from this activity, resulting in a gross operating profit of $148,000 in fiscal 1994 compared to a $74,000 loss in fiscal 1993.

     Depreciation and amortization expense increased by $793,000 in fiscal 1994 from fiscal 1993. Depreciation and amortization on eight hotels during fiscal 1994 which opened during fiscal 1994, combined with a full year's expense on one hotel which opened in July 1993, resulted in $708,000 additional expense in fiscal 1994. Additionally, amortization of goodwill from the acquisition of minority interest in four hotels in early fiscal 1994 and amortization of deferred charges incurred in fiscal 1994 added an additional $0.2 million to this expense. Certain capital assets became fully depreciated in fiscal 1994. General and administrative expense increased by $29,000, or 2.2%, in fiscal 1994 from fiscal 1993, due primarily to increased administrative payroll costs.

     Net interest expense declined by 83.5% in fiscal 1994 from fiscal 1993, due to a reduction in levels of high-rate indebtedness and an increase in interest income from additional first mortgage notes receivable on lodging facilities as a result of application of net proceeds received from the Company's issuance of $54.0 million in 7.5% convertible debentures in June 1994. Other income increased by $251,000 in fiscal 1994 compared to fiscal 1993 due primarily to gains on the sale of capital assets in the amount of $293,000 compared to only $17,000 in fiscal 1993. Minority interest in earnings of consolidated subsidiaries and partnerships decreased by $219,000 in fiscal 1994 from fiscal 1993 due primarily to the fact that effective February 15, 1994, the Company acquired a minority interest, owned indirectly by Shoney's, Inc., in three partnerships and one corporation.

LIQUIDITY AND CAPITAL RESOURCES


     Net cash provided from operations was $31.6 million in fiscal 1995 and $5.8 million in fiscal 1994. The Company currently has a total of $54.0 million in unsecured revolving credit facilities with five banks, of which $47.5 million expires in January 1997, $5.0 million expires in February 1997, and $1.5 million expires in May 1997. Interest rates on these lines of credit are (i) $40.0 million at the lender's prime rate, or two hundred basis points over the 30, 60 or 90 day LIBOR rates, at the Company's option; (ii) $10.0 million at the lender's prime rate, or one hundred ninety basis points over the 30, 60 or 90 days LIBOR rates, at the Company's option; and (iii) $1.5 million at the lender's prime rate. As of October 6, 1996, the Company had $34.2 million outstanding under these credit facilities. On October 25, 1996 the Company incurred $7.3 million in additional revolving credit facility indebtedness in connection with the Shoney's Transaction. The Company expects to use the net proceeds of the offering of the Series A Notes to reduce the outstanding balances under the revolving credit facilities. The Company anticipates seeking a new $50.0 million to $75.0 million senior revolving credit facility following this offering to replace its existing facilities. Management believes that the Company will be able to renew the existing lines of credit or secure a new line of credit prior to January 1997, but there can be no assurance that the Company will be able to do so. See "Risk Factors -- Leverage."


     The Company requires capital principally for the construction and acquisition of new lodging facilities and the purchase of equipment and leasehold improvements. Capital expenditures for such purposes were $51.0 million for the first two fiscal quarters of 1996, $56.2 million in fiscal 1995 and $47.1 million in fiscal 1994.


     The Company has opened two Shoney's Inns and eight Sumner Suites hotels thus far in 1996 and three Sumner Suites hotels are scheduled to open during the remainder of fiscal 1996. Additionally, renovations of several existing properties are underway, scheduled for completion in fiscal 1996 and early fiscal 1997. The Company also plans to develop and open an additional eight to ten Sumner Suites hotels by the end of fiscal 1997. A new corporate headquarters building is also under construction and is scheduled for completion by early 1997. The Company expects that approximately $100.0 million in additional capital funds will be necessary through fiscal 1997 to fulfill these plans.



     The Company has principal payments totaling $3.9 million due under existing debt instruments, in addition to the repayment of the Company's revolving credit facilities, through fiscal 1997. The Company believes that a combination of net proceeds from this offering, net cash provided from operations, borrowings under existing or new credit facilities, proceeds from the sale of excess land and available furniture, fixtures and equipment financing packages will be sufficient to fund its scheduled development and debt repayments through fiscal 1997.

                                    BUSINESS

GENERAL


     The Company develops, owns and operates all-suites hotels under the Sumner Suites brand name and is an operator and the exclusive franchisor of Shoney's Inns. The Company's 11 Sumner Suites are mid-scale, all-suites hotels located in Florida, Georgia, Indiana, New Mexico, Ohio and Texas. The Shoney's Inn lodging system consists of 88 Shoney's Inns containing 8,985 rooms of which 34 containing 4,164 rooms are owned or managed by the Company. Shoney's Inns are currently located in 21 states with a concentration in the Southeast.


     Sumner Suites hotels are marketed primarily to business travelers and, to a lesser extent, leisure travelers by offering an all-suite setting in a convenient location at an attractive price/value relationship. Usually located in or near business or leisure travel destinations in mid-sized and larger metropolitan markets, Sumner Suites offer mid-scale accommodations at rates between $65 and $85 per night. A typical Sumner Suites contains from 110 to 125 rooms, lounge facilities, meeting rooms and an exercise room, and offers a deluxe continental breakfast.

     The Sumner Suites concept was launched in 1995 with three hotels. From 1990 until 1995, the Company developed and managed 12 mid-scale, all-suites hotels under another brand name before selling its interests in those hotels in March 1995. The Company believes that its experience in developing, constructing and managing mid-scale, all-suites hotels will enable it to expand effectively its development and ownership of the Sumner Suites system. As Sumner Suites has a limited presence in the marketplace, the Company seeks to capitalize on its proprietary reservation system, INNLINK, to further expand awareness of Sumner Suites.


     Shoney's Inns operate in the upper economy limited-service segment and are designed to appeal to both business and leisure travelers, with rooms usually priced between $39 and $58 per night. The typical Shoney's Inn includes 100 to 125 rooms and, in most cases, meeting rooms. Although Shoney's Inns do not offer full food service, many offer continental breakfast and 79 of the 88 Shoney's Inns are located adjacent or in close proximity to Shoney's restaurants. Management believes that its strategy of locating most of its Shoney's Inns in close proximity to free-standing Shoney's restaurants has given it a competitive advantage over other limited-service lodging chains by offering guest services approximating those of full-service facilities without the additional capital expenditures, operating costs or higher room rates.


     In 1991, the Company became the exclusive franchisor of Shoney's Inns, including the then existing Shoney's Inns. Management believes that Shoney's Inns benefit from the association with the Shoney's national brand restaurant system's reputation for consistency and value which provides an opportunity for expansion in both existing and new markets. Shoney's Inns benefit directly from cross-marketing efforts with Shoney's restaurants as well as indirectly from Shoney's restaurant advertising.

GROWTH STRATEGY

     The Company's strategy is to increase cash flow and earnings by (i) increasing REVPAR while maintaining the Company's attractive suite and room price/value relationships and controlling operating costs, (ii) developing additional Sumner Suites and (iii) expanding the Shoney's Inn system through the addition of new franchised units and selectively developing Company-owned hotels.

     Internal Growth. The Company intends to increase cash flow and earnings from its existing hotels through increases in REVPAR while controlling operating costs. The Company seeks to increase REVPAR by increasing average daily room rates and supporting or increasing occupancy rates through targeted marketing and advertising strategies, employing promotional activities in local markets and capitalizing on the Company's proprietary central reservation system. In addition, the Company is committed to sustaining the quality of its properties through an ongoing renovation and maintenance program in order to increase REVPAR. The Company seeks to minimize costs throughout its operations primarily through the use of an in-house development and construction team and increased economies of scale in purchasing.

     Development of Additional Sumner Suites. In addition to the two Sumner Suites that were opened in December 1995 and a property that was converted to a Sumner Suites in July 1995, the Company has developed and opened eight Sumner Suites to date in 1996. Currently, three hotels are under construction and are scheduled to open during the remainder of 1996. The Company intends to continue expanding the Sumner Suites chain in 1997 by opening approximately eight to ten additional Sumner Suites hotels, two of which are currently under construction.



     Expansion of Shoney's Inn System. The Company is expanding the Shoney's Inn system through the addition of new franchises and by selectively opening new Company-owned hotels. The Company opened two Shoney's Inns and added six franchised units to the system in 1995. Through November 6, 1996, the Company has added two Company-owned Shoney Inns and a net total of six franchised units to the system. The Company targets existing Shoney's Inn franchisees, existing Shoney's restaurant franchisees and contacts within the industry as potential franchisees for additional Shoney's Inns.


SUMNER SUITES CONCEPT


     Sumner Suites are all-suites hotels positioned in the mid-scale segment to appeal primarily to business travelers and, to a lesser extent, leisure travelers. The Sumner Suites hotels are generally located in mid-sized to larger metropolitan markets near business and leisure travel destinations such as business parks, office buildings, local attractions and restaurants. Although daily room rates typically range from $65 to $85, room rates at Sumner Suites vary depending upon a number of factors, including location and competition. For the first two fiscal quarters of 1996, the average daily room rate for the Sumner Suites hotels was $74.21.


     The Sumner Suites prototype hotel is a five story, interior corridor, stucco building containing 110 to 125 rooms. The bedroom in each suite is furnished with either a king size bed or two double beds, a night stand, vanity, and closet area, and the sitting area contains a sleeper sofa, a desk, chairs and reading lamps. A kitchenette area includes a sink, refrigerator, microwave oven and cabinets that contain kitchen and cooking utensils.

     The lobby area of each Sumner Suites hotel features marble floors and seating areas with numerous couches, tables and chairs allowing for informal meeting and lounge space. Adjacent to the seating area is a combination buffet and beverage service area. Each Sumner Suites is equipped with large meeting rooms that can be sectioned to meet individual guests' or groups' needs. An exercise facility and swimming pool are additional features. The amenities provided by the hotels include voice mail and facsimile machine services, deluxe continental breakfast and lounge services in the evening. The Company believes that Sumner Suites provides its guests with quality accommodations at an attractive price/value relationship within the all-suites segment.

SHONEY'S INNS CONCEPT


     Shoney's Inns are limited-service hotels positioned in the upper economy segment to appeal to both business and leisure travelers and are located in 21 states in markets ranging from small towns to larger metropolitan areas. Shoney's Inns are generally located in proximity to interstate highways, major streets and highways providing convenient access to business establishments. Seventy-nine of the 88 Shoney's Inns are located adjacent or in close proximity to a Shoney's restaurant. Management believes that its strategy of locating its Shoney's Inns in close proximity to free-standing Shoney's restaurants gives it a competitive advantage over other limited-service lodging chains. Daily room rates at Shoney's Inns range from $39 to $58 and vary depending upon a number of factors, including location, competition and type of room. For the first two fiscal quarters of 1996, the average daily room rate for Company-owned Shoney's Inns was $50.86.


     Historically, the typical Shoney's Inn has been a two story, exterior corridor, brick veneer building with plate glass fronts, containing 100 to 125 rooms. New prototypes for Shoney's Inns include a four story, interior corridor, brick or stucco building containing 100 to 120 rooms as well as smaller prototype buildings containing 80 rooms. Each room is professionally decorated and is generally furnished with two double beds, a dresser, table and chairs and a color television.

     Amenities featured at most Shoney's Inns include swimming pools (some indoors or heated), meeting rooms, facsimile machine service and continental breakfast. The Company believes that Shoney's Inns provide its guests with quality accommodations at an attractive price/value relationship within the upper economy segment.

HOTEL CONSTRUCTION AND DEVELOPMENT

     The Company's construction subsidiary has a full time core staff of approximately 20 people who manage, supervise and control the construction of the Company's hotels. Local subcontractors are employed by the Company for most of the major construction components of a new hotel, including plumbing, electrical, and mechanical subcontracts. The Company intends to continue to build its own hotels because it believes that its in-house capabilities provide advantages in controlling costs, quality, and development schedule as compared to using independent contractors. The Company believes that its construction experience and its relationship with many subcontractors will facilitate the effective development of additional hotels.

     The Company devotes significant resources to the identification and evaluation of potential sites for its hotels. The Company generally targets mid-sized to larger metropolitan markets for locating its Sumner Suites. In identifying cities for possible expansion, the Company typically targets markets with populations of 500,000 or more that have high levels of business development and multiple sources of room demand. The site selection process for Sumner Suites focuses on the competitive environment, including room and occupancy rates and proximity to business parks, office buildings, and high traffic retail and restaurant areas. The Company focuses on sites for its Shoney's Inns in proximity to interstate highway access roads and major streets and highways providing convenient access to local business establishments.

     The Company anticipates developing Sumner Suites hotels averaging from 110 to 125 suites. Management believes that the development cost of a new Sumner Suites hotel will be approximately $50,000 to $55,000 per suite, depending on the location of the hotel, size of the hotel (number of suites), cost of land, local zoning and permitting costs, construction period and local building costs which are affected by the cost of building materials and construction labor. Based on the Company's experience to date, the capital investment (including land and pre-opening expenses) for a typical 125 suite Sumner Suites is approximately $6.5 million (approximately $52,000 per suite). The Company's Shoney's Inns typically range in cost from approximately $32,000 to $38,000 per room.

     The construction phase of a hotel generally requires six months after the site and all approvals and permits have been obtained. The Company's experience in selection and acquisition of sites has varied and generally averages six months. The approval and permitting phase can occur simultaneously with site acquisition and generally requires three months. The entire development process generally ranges from 10 to 12 months but may take longer.

SALES AND MARKETING

     The Company directs marketing efforts on behalf of both Sumner Suites and Shoney's Inns primarily to business travelers, whom management believes have represented the largest segment of its customers in recent years.

     Sumner Suites. Marketing of the Sumner Suites brand is targeted primarily towards the business traveler through a variety of efforts. Initially, pre-opening sales calls are made by the general manager and director of sales of each property in the local market area during the 90 days prior to opening. In addition, advertisements are placed in the Hotel Travel Index, a comprehensive listing of hotels worldwide used by travel agents for booking clients into destination cities. The Sumner Suites toll-free reservation number, 1-800-74-SUITE, is promoted to the travel agents through advertising and direct mailings. The Company believes that approximately one quarter of all Sumner Suites room sales are booked through the reservation center. Finally, Sumner Suites has joined TAC-Lite, an automatic, guaranteed payment system for travel agents, in an effort to continue to expand Sumner Suites brand awareness.

     Shoney's Inns. All Shoney's Inns participate in the "Sho Business" frequent traveler program, entitling members to receive the lowest available rate, car rental discounts, restaurant coupons, complimentary coffee and newspaper, free room upgrades, express check-in and other privileges upon presentation of a membership card. Approximately 11% of the rooms booked through INNLINK for Shoney's Inns through October 1, 1996 have been reserved by guests who are members of the Sho Business program. Historically, the Company has also marketed its hotels directly to businesses whose employees travel in the southeastern United States. The Company's marketing department gathers information on business prospects, secures accounts and makes referrals to individual hotels for follow up.

     Additionally, the Company attempts to take advantage of the positive reputation attached to the Shoney's name in the over-50 age group and in the package tour market through advertisement in publications targeting such readers and by encouraging franchisee participation in promotional discounts for frequent customers over 50 and for tour operators. The Company's program for the over-50 age group entitles its members to receive special room rate discounts, complimentary coffee and newspaper and other benefits. The Shoney's Inn system also advertises in the approximately 967 Shoney's restaurants, and individual Shoney's Inns are encouraged to participate in joint mailings and other promotions with local Shoney's restaurants.

     The Company periodically publishes a Shoney's Inn system directory showing, for each Inn, its address and telephone number, location as indicated on a locator map, a brief description of the facilities, the services and amenities provided and other relevant information. These directories are distributed in each Shoney's Inn and Shoney's restaurant and are provided directly to travel agents, sponsors of group tours, corporate travel departments and other selected potential customers.

     Most properties have a full-time director of sales whose responsibilities include local marketing and direct and group sales. At the corporate level, a Director of Marketing oversees national marketing plans and provides marketing support for each corporate and franchised property, including smaller corporate properties which may not have a full-time sales person. The Director of Marketing also oversees management of the Shoney's Inn national advertising fund, into which all Shoney's Inns pay 1% of revenue to support national marketing efforts such as the annual system directory.

LODGING OPERATIONS

     Hotel Management. Overall hotel operations are the responsibility of the Vice President of Operations for Shoney's Inns and the Director of Operations for Sumner Suites. Shoney's Inns are further managed by regional managers, who directly supervise the general managers of each property. The Company expects to add regional managers for its Sumner Suites system as it grows its hotel base with each regional manager supervising between four and six hotels on a geographic basis. The general manager of each Shoney's Inns or Sumner Suites is fully responsible for day-to-day operations and is compensated by salary and bonus systems which reward revenue and operating margin performance. Each general manager, in conjunction with senior management, develops the property's operating budget and is held accountable for meeting the goals and objectives of the hotel.

     Reservation System. The Company's proprietary central reservation system, INNLINK, provides important support for the room reservation process for both Sumner Suites and Shoney's Inns and is marketed to other chains as well. Other chains that contract with the Company for the service include: Country Hearth Inns, Key West Inns and Wilson Inns & Hotels. INNLINK operates 24 hours a day, 7 days a week. The INNLINK system may be accessed by individual travelers as well as by travel agents, tour and group booking agents at 1-800-222-2222 for Shoney's Inns and 1-800-74-SUITE for Sumner Suites. Electronically, INNLINK is accessed through numerous global distribution systems (e.g., SABRE Travel Information Network, Galileo International, System One and WorldSpan). The reservation system includes specially designed hotel reservation software, with adequate capacity, and state of the art hardware and telecommunications devices. The Company believes that approximately one quarter and one fifth of room sales for Sumner Suites and Shoney's Inns, respectively, are made through INNLINK.

     Quality Control. To ensure quality and consistency, the Company regularly inspects each of its hotels and each Shoney's Inn in the Shoney's Inn system for compliance with facility and service standards. The Company also conducts unannounced visits by unidentified "guests" who report on the quality of services at individual hotels. Generally, in addition to its ongoing refurbishment activities, the Company fully renovates each of the Company-owned Shoney's Inns after approximately seven years of operation and expects a similar renovation schedule for Sumner Suites. In the last 44 months, the Company has renovated 12 of the 20 Company-owned Shoney's Inns opened prior to 1994 and plans to renovate seven Shoney's Inns over the next year.

     Training. The Company utilizes the services of an "opening team" to assist with hiring and training new staff and opening new Company-owned hotels. The opening team trains local hotel personnel in front desk operations, operational policies, hotel accounting and cash handling procedures, record-keeping, housekeeping and laundry, maintenance and repair, marketing, personnel management, purchasing, quality assurance and sales. Sales training includes a team of direct sales personnel that assists the local staff in the actual pre-selling of rooms. An opening team generally remains on site for one to four weeks depending on the prior experience of the local general manager.

FRANCHISE OPERATIONS

     Franchise Marketing. The Company markets the Shoney's Inn franchise principally to existing Shoney's Inn franchisees, Shoney's restaurant franchisees and other prospects known through management's contacts in the lodging industry. The Company also markets franchises through advertisements in trade publications and participation in trade shows and franchising conventions.

     Management believes that the Company attracts potential new franchisees by offering a high level of franchisee support services at a lower price than its competitors. Management periodically monitors the initial fee, royalty fee, advertising fee, reservation fee and other charges imposed by other franchisors with whom the Company competes and believes that the fees charged by the Company are competitive and, in many cases, lower than such other franchisors.

     Fees. Under the standard Shoney's Inn franchise arrangement offered to prospective franchisees, a franchisee pays a $2,500 application fee. Upon approval of the application, the Company and the franchisee enter into a 20-year license agreement, and the franchisee pays a license fee equal to the greater of $250 per room or $25,000. The application fee is applied against the license fee.

     Under the standard Shoney's Inn franchise arrangement offered to prospective franchisees, the franchisee pays monthly royalties of 3.5% of the licensed hotel's gross sales during the term of the license agreement. Additionally, a marketing cooperative fee of 1% of gross sales and a fee for participation in the Shoney's Inn central reservation system of 1% of gross sales are charged.

     Franchisee Services. Management believes that the support the Company offers to franchisees is a fundamental ingredient in determining its success as a franchisor and that the Company's successful record as a Shoney's Inn builder, owner and operator evidences valuable experience and abilities which can enhance the franchisee support function. As franchisor, the Company draws on its own operational experience to assist franchisees.

     Once a Shoney's Inn is constructed, the Company offers the franchisee, for an additional fee, training and "opening teams" similar to those used by the Company when opening one of its own hotels. The Company also makes available some of the most successful Company-owned Shoney's Inns as training centers.

     The Company inspects every Shoney's Inn at least three times a year, at least two of which are unannounced, through its Quality Standards and Compliance program, using trained field representatives. The Company encourages franchisees to renovate each of the Shoney's Inns after approximately seven years of operations, in the same manner that the Company renovates its own hotels.

     The Company offers to provide management services to Shoney's Inn franchisees pursuant to contractual arrangements. The Company's fee for these services is a percentage of the managed hotel's gross revenues. Currently, the Company manages two hotels under contract arrangement.

LICENSE AGREEMENT WITH SHONEY'S


     Under the License Agreement, the Company has certain rights to use and to license the use of the service marks "Shoney's Inn" and "Shoney's Inn & Suites" in connection with lodging operations. Under the License Agreement, Shoney's retains certain rights, including the right to approve the styles, shapes, colors and forms in which the "Shoney's Inn" and "Shoney's Inn & Suites" marks are displayed, the nature and extent of on-site food and beverage service and the terms of franchise agreements (other than the maximum fees and other financial terms).



     Prior to completion of the Shoney's Transaction on October 25, 1996, the License Agreement entitled Shoney's to receive a portion of the franchise fees collected by the Company equal, in substantially all cases, to 1.5% of 52 Shoney's Inns' gross revenues through October 1999 and 0.5% of the remaining and all future Shoney's Inns' gross revenues for the first ten years of their operation. Shoney's right to receive such fees was terminated as part of the Shoney's Transaction. See "Prospectus Summary -- Recent Developments -- Shoney's Transaction".



     The rights in the "Shoney's Inn" and "Shoney's Inn & Suites" marks granted to the Company under the License Agreement may be terminated upon certain occurrences, including the bankruptcy of the Company, the failure to comply with the terms of the License Agreement, and the failure to desist from any conduct likely to impair Shoney's goodwill or reputation.



LODGING INDUSTRY


     Smith Travel Research divides lodging chains into five segments based on price. These segments are: upper and lower upscale, mid-scale, and upper and lower economy. Smith Travel Research does not have a specific all-suites segment, but the Company's Sumner Suites hotels would be included in the mid-scale segment based on average daily room rates.

     The following tables illustrate certain comparative information regarding REVPAR and its components for the years indicated:


                                                                  AVERAGE                    AVERAGE DAILY
                                       REVPAR                  OCCUPANCY RATE                 ROOM RATE(1)
                            ----------------------------   ----------------------     ----------------------------
                             1993       1994       1995    1993     1994     1995      1993       1994       1995
                            ------     ------     ------   ----     ----     ----     ------     ------     ------
Industry-wide.............  $39.04     $41.57     $44.04   63.0%    64.6%    65.3%    $61.97     $64.35     $67.45
Upper economy segment.....   27.40      28.95      30.59   63.4     64.4     64.4      43.21      44.96      47.50
All Shoney's Inns.........   26.47      26.43      27.31   65.8     63.9     63.1      40.25      41.33      43.27
Company-owned Shoney's
  Inns....................   29.50      30.20      30.97   69.8     67.1     64.3      42.25      44.98      48.17
Mid-scale segment(2)......   34.46      36.06      38.06   63.2     64.2     64.6      54.53      56.17      58.91


---------------

(1) Room revenues divided by the number of rented rooms.

(2) Information with respect to Sumner Suites is unavailable or not meaningful as two of the first three Sumner Suites hotels did not open until late 1995.

Source: Smith Travel Accommodation Reports. December year-to-date 1995, for industry-wide, upper economy and mid-scale, and the Company's internal data for all Shoney's Inns statistics.


     The Company believes that the key elements underlying the improvements in the industry's operating performance and profitability are favorable economic conditions and a rate of room demand growth which exceeds the growth rate of room supply. The rate of room demand growth exceeded the rate of room supply growth in each of 1993, 1994 and 1995. While the growth in room supply has increased and will continue to increase with the development of new hotels, according to Coopers & Lybrand's "Hospitality Directions," October, 1996, industry-wide room supply is projected to exceed room demand beginning in 1998, but industry-wide average daily room rate ("ADR") is expected to continue to increase through 1999 while occupancy is expected to decrease. Occupancy and ADR have increased consistently throughout the lodging industry from 1993 through 1995.


COMPETITION

     The lodging industry is highly competitive. In franchising the Shoney's Inn system and managing its own lodging facilities, the Company encounters competition from numerous lodging companies, many of which have greater industry experience, name recognition, and financial and marketing resources than the Company. While the actual competition for individual lodging facilities varies by location, the primary competition for Shoney's Inns includes lodging chains such as Holiday Inn Express, La Quinta, Comfort Inns, Drury Inns, Fairfield Inns and Travelodges. The Company's Sumner Suites hotels experience competition from chains such as AmeriSuites, Hampton Inns, Residence Inn, Courtyard by Marriott, Quality Suites, Embassy Suites and Comfort Suites. Each of the Company's hotels is located in a developed area that includes competing lodging facilities, and the Company expects that future hotels which it constructs will be located in similar areas. Management believes that the principal competitive factors in its lodging operations are room rates, quality of accommodations, name recognition, supply and availability of alternative lodging facilities, service levels, reputation, reservation systems and convenience of location. In its franchising operations, the principal competitive factors are fee structure and support services. Management further believes that the Company is presently competitive in all these respects.

PROPERTIES

     The Company's corporate headquarters, owned by the Company, is located in Gallatin, Tennessee and contains approximately 10,000 square feet of office space. Another 5,000 square feet of office space is leased by the Company in close proximity to the headquarters. The Company has purchased a site in Hendersonville, Tennessee and has begun the process of building a new headquarters building that will contain approximately 42,000 square feet of space including storage and food services. Management believes that the new building will contain sufficient space to accommodate the Company's currently anticipated needs.


     Approximately 38 of the 43 Company-owned hotels are located on sites owned by the Company or a partnership in which the Company holds a majority interest. The remaining hotels are located on sites that are leased pursuant to long-term ground leases.


LITIGATION

     The Company is subject to litigation from time to time in the ordinary course of business. In one case filed during October 1994 the plaintiff, a limited partner in one of the Company's partnerships, claims, among other things, that the Company breached the partnership agreement by not offering the partnership the right to participate in the profits from the management of a neighboring AmeriSuites hotel. In February 1995, the court entered summary judgment in favor of the plaintiff on this claim and referred the issue of damages to a special master of the court. In November 1995, the special master issued her report finding damages on this claim payable to the partnership (of which the Company is a 60% partner) in the amount of approximately $3.0 million. The report of the special master was confirmed by the court in December 1995 and the Company subsequently appealed the judgment in March 1996. If the Company is unsuccessful in its efforts to have the judgment reversed, the Company's earnings could be adversely affected.

                                   MANAGEMENT

     The following table contains certain information concerning the directors and executive officers of the Company which information has been furnished to the Company by the individuals named.


              NAME                AGE                          POSITION
--------------------------------  ---   -------------------------------------------------------
Leon Moore(1)                     55    President, Chief Executive Officer, and Director
Richard L. Johnson                55    Executive Vice President, Director
Bob Marlowe                       57    Chief Accounting Officer, Secretary and Treasurer,
                                        Director
Earl H. Sadler(1)(2)(3)           73    Director
Helen L. Moskovitz(1)(2)(3)       59    Director
James M. Grout                    51    Executive Vice President
Michael A. Corbett                44    Chief Financial Officer
John C. Buttolph                  67    Vice President -- Franchising and Development


---------------

(1) Executive Committee member.

(2) Audit Committee member.

(3) Compensation Committee member.

     The following is a brief summary of the business experience of each of the directors and executive officers of the Company.

     LEON MOORE founded the Company in 1976 and has served as its President and Chief Executive Officer and a director since that time. Mr. Moore serves as Chairman of the Executive Committee. Mr. Moore has more than 25 years of experience in developing and operating lodging facilities and restaurants, largely involving franchisees of Shoney's. He is also a director of The Bank of Nashville.

     RICHARD L. JOHNSON has been Executive Vice President and a director of the Company since 1984 and is primarily responsible for strategic planning and development. Before joining the Company in 1984, Mr. Johnson was a Vice President and Manager of the Industrial and Commercial Group -- Municipal Finance Section with J.C. Bradford & Co.

     BOB MARLOWE has been Chief Accounting Officer, Secretary and Treasurer since November 1995 and a director of the Company since 1984. From 1984 to November 1995 he served as Chief Financial Officer, Secretary and Treasurer. Mr. Marlowe is a certified public accountant. Before joining the Company in 1984, he was the Senior Vice President and director of financial management with United Southern Bank.

     EARL H. SADLER has been a co-owner of Sadler Brothers Trucking and Leasing Company, Inc. since 1948. Mr. Sadler joined the Company's Board of Directors in 1992, and is Chairman of the Compensation Committee.

     HELEN L. MOSKOVITZ has been the President of Helen L. Moskovitz & Associates, Inc., a destination management company, since 1979. Mrs. Moskovitz joined the Company's Board of Directors in 1995.


     JAMES M. GROUT was elected Executive Vice President of the Company in April 1995 and is primarily responsible for administration. From March 1995 until April 1995, Mr. Grout was employed by the Company as director of development. He was employed by Shoney's from 1980 until January 1995 in its hotel operating division, most recently as President of Shoney's Division from February 1994 until January 1995.


     MICHAEL A. CORBETT was elected Chief Financial Officer of the Company in October 1995. He served as Treasurer of Genesco, Inc., a footwear apparel manufacturer, from October 1993 until September 1995. From July 1989 to October 1993, Mr. Corbett was managing director of Highland Capital Corporation, a consulting and advisory company to Fortune 500 clients in the textile, healthcare, technology, insurance and financial service industries.

     JOHN C. BUTTOLPH was elected Vice President -- Franchising and Development for the Company in May 1993. Prior to that time he was Vice President of Suites of America, Inc. from September 1991. Before joining Suites of America, Inc., he was Vice President of Prime Motor Inns, Inc. from April 1989 to September 1991.

                       DESCRIPTION OF THE SERIES A NOTES

     The following description of the Series A Notes offered hereby supplements the description of the general terms and provisions of the Notes set forth in the accompanying Prospectus, to which description reference is hereby made. The statements under this caption are summaries of certain other terms applicable to the Series A Notes. Such summaries do not purport to be complete and are qualified in their entirety by the terms of the Indenture. Capitalized terms defined in the Indenture shall have the same meanings herein.

     The Series A Notes are the initial issue of Notes to be issued under an
Indenture dated as of        , 1996 by and between the Company and Bankers Trust
Company, as Trustee, as supplemented by a First Supplemental Indenture establishing the terms of the Series A Notes. The Indenture, as so supplemented, is referred to herein as the "Indenture."

     The Series A Notes will be limited in principal amount to $35,000,000, all of which are being offered hereby. The Series A Notes will be issuable as fully registered Notes in denominations of $1,000 and any integral multiple thereof. The Series A Notes will bear interest at the rate per annum set forth on the cover page of this Prospectus Supplement from and after their date of original issuance. Payments of interest will be made quarterly on February 1, May 1, August 1 and November 1 of each year commencing February 1, 1997, to each holder of record as of the close of business on the fifteenth day of the month immediately preceding such interest payment date, by check of the Trustee mailed to each such holder of record, except as provided in the Indenture.

     The Series A Notes will mature on        , 2006, and payments of the
principal of the Series A Notes will be made at the main trust office of the Trustee in New York, New York. The Series A Notes are exchangeable and transferable at such office without charge therefor except for any tax or other governmental charge connected therewith, and provided that the Company shall not be required to register a transfer of or to exchange the Series A Notes during the period of 15 days immediately preceding any selection of Series A Notes for redemption.

     The Series A Notes constitute a separate series of securities for purposes of the Indenture. For a description of the rights of holders of Notes, including the Series A Notes, under the Indenture, see "Description of the Notes" in the accompanying Prospectus.

OPTIONAL REDEMPTION BY THE COMPANY

     The Series A Notes shall be redeemable at any time prior to the Stated Maturity at the option of the Company as a whole at any time, or in part from
time to time, commencing           , 1999 on not less than 30 nor more than 60
days notice given as provided in the Indenture upon payment of the then applicable redemption price (expressed in percentages of the principal amount) set forth below under the heading "General Redemption Prices," together in each case with accrued and unpaid interest to the date fixed for redemption. The General Redemption Prices (expressed in percentages of the principal amount)
applicable during the 12-month period beginning        in the years indicated
below are as follows:

                           GENERAL REDEMPTION PRICES

If redeemed during the 12 month period beginning        ,

                       1999..........................104%
                       2000..........................103%
                       2001..........................102%
                       2002..........................101%
                       2003 and thereafter...........100%

     In case of the redemption of less than all of the outstanding Series A Notes, the Series A Notes to be redeemed shall be selected by the Trustee by lot or such other method as the Trustee shall deem reasonable, not more than sixty
(60) days prior to the Redemption Date, from the outstanding Series A Notes not previously called for redemption, which method may provide for the selection for redemption of portions (equal to $1,000 or any integral multiple thereof) of the principal amount of such Series A Notes of a principal amount larger than $1,000. In the case of any partial redemption, the Trustee is obligated to notify the Company in writing of the serial numbers (and, in the case of any Series A Note which is to be redeemed in part only, the portion of the principal amount thereof to be redeemed) of the Series A Notes selected for redemption.

CERTAIN PROVISIONS REGARDING REDEMPTION AT HOLDER'S OPTION

     The Series A Notes tendered by the personal representative or surviving joint tenant, tenant by the entirety or tenant in common of a deceased beneficial owner shall be redeemed within 60 days of tender, at par plus accrued interest, subject to the amount limitations described below and in "Description of the Notes -- Redemption at Holder's Option." Series A Notes tendered by November 1 of each year commencing in 1999 shall be redeemed on the following December 1 at par plus accrued interest, subject to the amount limitations and other limitations described below and in "Description of the Notes -- Redemption at Holder's Option." Of the Series A Notes tendered, the Company is only required to redeem, for any twelve month period ending on December 1 of any year, an aggregate maximum of 5% of the aggregate amount of all Notes of all series issued under the Indenture, subject to a maximum of $50,000 per beneficial owner, per period. Notes tendered by representatives of deceased beneficial owners will be redeemed prior to Notes tendered by other Noteholders.

                                  UNDERWRITING

     Pursuant to the Underwriting Agreement and subject to the terms and conditions thereof, the Underwriters named below have each agreed, severally, to purchase from the Company the principal amount of the Series A Notes set forth opposite their respective names below.

                                                                            PRINCIPAL AMOUNT
                                                                                   OF
                            NAME OF UNDERWRITER                              SERIES A NOTES
    --------------------------------------------------------------------    ----------------
    J.C. Bradford & Co..................................................      $
    Dain Bosworth Incorporated..........................................
    Interstate/Johnson Lane Corporation.................................
                                                                               -----------
              Total.....................................................      $ 35,000,000
                                                                               ===========

     In the Underwriting Agreement, the Underwriters have agreed, subject to the terms and conditions therein set forth, to purchase all of the Series A Notes offered hereby, if any are purchased, excluding the Series A Notes covered by the over-allotment option granted to the Underwriters.

     The Underwriters have advised the Company that they propose initially to offer the Series A Notes to the public at the public offering price set forth on the cover page of this Prospectus Supplement and may offer Series A Notes to
certain dealers at such price less a concession of not more than     % of the
principal amount of the Series A Notes. The Underwriters may allow, and such
dealers may reallow, concessions not in excess of     % of the principal amount
of the Series A Notes to certain other brokers and dealers. After the commencement of this offering, the public offering price, and concessions and reallowances to dealers may be changed by the Underwriters.

     The offering of the Series A Notes is made for delivery when, as and if accepted by the Underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offer without notice. The Underwriters reserve the right to reject any order for purchase of the Series A Notes.

     The Company has granted to the Underwriters an option, exercisable within 30 days after the date of this Prospectus Supplement, to purchase up to $5,250,000 of additional aggregate principal amount of Series A Notes to cover over-allotments at the same price per Series A Note to be paid by the Underwriters for the other Series A Notes offered hereby. The Underwriters may purchase such Series A Notes only to cover over-allotments, if any, in connection with the offering made hereby.

     There is no public market for the Series A Notes, and the Company does not intend to apply for quotation of the Series A Notes on the Nasdaq National Market or any other quotation system or listing of the Series A Notes on any securities exchange. The Company has been advised by the Underwriters that, following the public offering of the Series A Notes, the Underwriters presently intend to make a market in the Series A Notes; however, the Underwriters are not obligated to do so, and any market-making activity with respect to the Series A Notes may be discontinued at any time without notice. There can be no assurances as to the liquidity of the public market for the Series A Notes or that an active public market for the Series A Notes will develop. If an active market does not develop, the market price and liquidity of the Series A Notes may be adversely affected.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters and controlling persons, if any, against certain liabilities, including certain liabilities under the Securities Act of 1993, as amended, or will contribute to payments which the Underwriters or any such controlling persons may be required to make in respect thereof.

                                 LEGAL MATTERS

     Certain matters regarding the Series A Notes will be passed on for the Company by Boult, Cummings, Conners & Berry, PLC, Nashville, Tennessee. Certain legal matters regarding the Series A Notes will be passed on for the Underwriters by Bass, Berry & Sims PLC, Nashville, Tennessee.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                 SUBJECT TO COMPLETION, DATED NOVEMBER 8, 1996


                                                          PRELIMINARY PROSPECTUS

                                  $125,000,000

                                 SHOLODGE, INC.

                           SENIOR SUBORDINATED NOTES

                               ------------------

     ShoLodge, Inc. (the "Company") may offer from time to time up to $125,000,000 in aggregate principal amount of its Senior Subordinated Notes (the "Notes") at prices and on terms to be determined at the time of sale. The aggregate principal amount, maturity, any premium, any interest rate (which may be fixed or variable), any interest payment dates, any optional or mandatory redemption terms, the initial public offering price and any other terms of the offering of the series of Notes in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"). The Notes will be unsecured and subordinated in right of payment to the prior payment in full of all existing and future Senior Indebtedness, as defined, of the Company and will be senior in right of payment to or pari passu with all other subordinated indebtedness of the Company. The Company may incur additional Senior Indebtedness subject to the "Restriction on Additional Indebtedness" covenant in the Indenture, as defined.

     Upon the occurrence of a Change in Control, as defined, of the Company, the Company will be obligated to purchase Notes at the holder's option at par plus accrued interest to the date of purchase. The change in control feature may have an anti-takeover effect. See "Description of the Notes -- Repurchase at Holder's Option Upon Change in Control." The Company will redeem Notes tendered by the personal representative or surviving joint tenant, tenant in common or tenant by the entirety of a deceased holder within 60 days of presentation of the necessary documents, up to an annual maximum of $50,000 per holder and up to an annual aggregate maximum amount equal to 5% of the aggregate original principal amount of the Notes of all series issued under the Indenture. The Company will redeem Notes tendered by other beneficial holders commencing on a certain date set forth in the Prospectus Supplement and on each anniversary thereof subject to the per holder and aggregate limitations. No sinking fund will be established to redeem the Notes. See "Description of the Notes."

     The Notes will be issued in integral multiples of $1,000 and will be in fully registered form. The Company does not intend to list the Notes on the Nasdaq National Market or any securities exchange.

                               ------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                  , 1996

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission") which may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at certain Regional Offices of the Commission: Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission, at prescribed rates. In addition, the Commission maintains a Web site at http://www.sec.gov containing reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the Commission. The Company is required under the Indenture (as hereinafter defined) to file with the Commission quarterly and annual reports required by the Exchange Act and to furnish the holders copies of such reports. If the Company is not subject to the periodic reporting and informational requirements of the Exchange Act, it will provide the holders of the Notes with annual reports containing the information required to be contained in Form 10-K promulgated under the Exchange Act, quarterly reports containing the information required to be contained in Form 10-Q promulgated under the Exchange Act and from time to time such other information as is required to be contained in Form 8-K promulgated under the Exchange Act.

     The Company has filed a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Notes offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is made to the Registration Statement and the exhibits and schedules filed as a part thereof. Statements contained herein concerning any contract, agreement or other document filed as an exhibit are not necessarily complete and, in each instance, reference is made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The Company hereby incorporates by reference into this Prospectus its (i) Annual Report on Form 10-K for the fiscal year ended December 31, 1995 and (ii) Quarterly Reports on Form 10-Q for the fiscal quarters ended April 21, 1996 and July 14, 1996 filed by it with the Commission pursuant to the Exchange Act.

     In addition, all reports and other documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Notes shall be deemed to be incorporated by reference into this Prospectus and to be made a part hereof from the date of the filing of such reports and documents.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Prospectus to the extent that a statement contained herein (or in any other subsequently filed document which also is incorporated by reference herein) modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents which are incorporated by reference in this Prospectus (other than exhibits to such documents unless such exhibits are specifically incorporated by reference into such documents). Such request should be directed to ShoLodge, Inc., 217 West Main Street, Gallatin, Tennessee 37066, Attention:
Michael A. Corbett, Chief Financial Officer.

                                  THE COMPANY


     The Company develops, owns and operates all-suites hotels under the Sumner Suites brand name and is an operator and exclusive franchisor of Shoney's Inns and Shoney's Inn & Suites (collectively, "Shoney's Inns"). The Company's 11 Sumner Suites are mid-scale, all-suites hotels located in Florida, Georgia, Indiana, New Mexico, Ohio and Texas. The Shoney's Inns lodging system consists of 88 Shoney's Inns containing 8,985 rooms, of which 34 Shoney's Inns containing 4,164 rooms are owned or managed by the Company. Shoney's Inns are currently located in 21 states with a concentration in the Southeast.


     Sumner Suites hotels are marketed primarily to business travelers and, to a lesser extent, leisure travelers by offering an all-suite setting in a convenient location at an attractive price/value relationship. Usually located in or near business or leisure travel destinations in mid-sized and larger metropolitan markets, Sumner Suites offer mid-scale accommodations at rates between $65 and $85 per night. A typical Sumner Suites hotel contains approximately 110 to 125 rooms, lounge facilities, meeting rooms and an exercise room, and offers a deluxe continental breakfast.


     Shoney's Inns operate in the upper economy limited-service segment and are designed to appeal to both business and leisure travelers, with rooms usually priced between $39 and $58 per night. The typical Shoney's Inn includes 100 to 125 rooms and, in most cases, meeting rooms. Although Shoney's Inns do not offer full food service, many offer continental breakfast and 79 of the 88 Shoney's Inns are located adjacent or in close proximity to Shoney's restaurants. Management believes that its strategy of locating most of its Shoney's Inns in close proximity to free-standing Shoney's restaurants has given it a competitive advantage over other limited-service lodging chains by offering guest services approximating those of full-service facilities without the additional capital expenditures and operating costs or higher room rates.


     The Company's strategy is to increase cash flow and earnings by (i) increasing revenue per available room while maintaining the Company's attractive suite and room price/value relationships and controlling operating costs, (ii) developing additional Sumner Suites, and (iii) expanding the Shoney's Inn system through the addition of new franchised units and selectively developing Company-owned hotels.

     The principal executive offices of the Company are located at 217 West Main Street, Gallatin, Tennessee 37066. The Company's telephone number is (615) 452-7200.

                                USE OF PROCEEDS

     Except as otherwise described in the Prospectus Supplement, the net proceeds to the Company from the sale of the Notes will be used to fund the development and renovation of lodging facilities and construction of the Company's headquarters, finance the Company's capital expenditures and working capital requirements and reduce outstanding debt incurred for such purposes, as well as other corporate purposes. A description of any indebtedness to be repaid with the proceeds of the Notes will be set forth in the Prospectus Supplement. Pending the above uses, the net proceeds to the Company will be invested in investment grade, short-term, interest-bearing securities, such as Treasury bills, repurchase agreements, commercial paper and short-term certificates of deposit.

                            DESCRIPTION OF THE NOTES
GENERAL

     The Notes are to be issued under an Indenture dated as of                ,
and one or more supplemental indentures (the "Indenture") between the Company and Bankers Trust Company, as trustee (the "Trustee"). The particular terms of any series of Notes offered by any Prospectus Supplement (each such series individually the "Offered Notes") will be described in the Prospectus Supplement relating to such Offered Notes (the "Applicable Prospectus Supplement"). A copy of the Indenture is an exhibit to the Registration Statement of which this Prospectus is a part and a copy of a form of Supplemental Indenture will be filed by the Company with the Commission as an exhibit to a document which will be incorporated by reference herein. The following summaries of certain provisions of the Notes and the Indenture do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the

Indenture and the applicable supplemental indenture, including the definitions therein of certain terms. Capitalized terms not otherwise defined in this Prospectus shall have the meanings given to them in the Indenture.

     The Indenture provides that Notes may be issued thereunder from time to time in one or more series in an aggregate principal amount up to $125,000,000. The Notes will be issued as fully-registered Notes only in integral multiples of $1,000, and will be unsecured, subordinated obligations of the Company.

     The Applicable Prospectus Supplement will describe the following terms of the Offered Notes: (a) the title of the Offered Notes; (b) any limit of the aggregate principal amount of the Offered Notes; (c) the date or dates on which the Offered Notes will mature; (d) the rate or rates per annum at which the Offered Notes will bear interest and the date or dates from which such interest will accrue and the dates on which such interest on the Offered Notes will be payable and the Regular Record Dates for such Interest Payment Dates; (e) the terms of any rights of the Company to redeem the Offered Notes at its option; and (f) any other terms of the Offered Notes.

SUBORDINATION

     The obligations of the Company to make any payment on account of the principal of and premium, if any, and interest on the Notes will be subordinate and junior in right of payment to the prior payment in full of all Senior Indebtedness (as defined below). The Notes will rank senior to the Company's 7.5% convertible subordinated debentures due 2004 (the "1994 Debentures") and senior to or pari passu with any other subordinated indebtedness of the Company.

     No direct or indirect payment or distribution (other than payments or distributions of amounts previously deposited in accordance with the defeasance provisions of the Indenture) shall be made by or on behalf of the Company on account or in respect of principal of or premium, if any, or interest on the Notes or on account or in respect of the purchase, redemption or other acquisition or deposits in trust in respect of defeasance of Notes (including without limitation any purchase of a Note required as a result of a Change in Control), if there shall have occurred and be continuing any default in the payment when due (at maturity, upon acceleration of maturity, upon mandatory prepayment, or otherwise) in respect of any Senior Indebtedness continuing beyond the period of grace, if any, specified in the instrument or agreement creating or evidencing such Senior Indebtedness (a "Payment Default"), unless such default shall have been effectively waived in writing by the holders of such Senior Indebtedness in default or unless the holders of such Senior Indebtedness in default shall have delivered to the Trustee a written notice of waiver of the benefits of this sentence. In addition, if any event of default with respect to any Senior Indebtedness, other than a Payment Default, occurs and is continuing and as a result thereof the maturity of such Senior Indebtedness may be accelerated (such an event of default being referred to herein as a "Covenant Default"), and the Company and the Trustee receive written notice (such notice being herein referred to as a "Deferral Notice") thereof from the holders of at least 10% in principal amount of Senior Indebtedness, then no direct or indirect payment or distribution (other than payments or distributions of amounts previously deposited in accordance with the defeasance provisions of the Indenture) shall be made by or on behalf of the Company on account or in respect of principal of or premium, if any, or interest on the Notes or on account of the purchase, redemption or other acquisition or deposits in trust in respect of defeasance of Notes (including without limitation any purchase of a Note required as a result of a Change in Control) until the earlier to occur of (x) the date such Covenant Default is cured, effectively waived in writing by the holders of such Senior Indebtedness or otherwise ceases to exist in accordance with the terms of the instruments or agreements creating or evidencing such Senior Indebtedness, (y) the date the holders of such Senior Indebtedness or their respective Representatives shall have delivered to the Trustee a written notice of waiver of the benefits of this sentence, or (z) the 179th day after receipt by the Company or the Trustee of such Deferral Notice, if in any such case the subordination provisions of the Indenture otherwise permits such payment at such time; provided, however, that any number of Deferral Notices may be given, but during any 365 consecutive day period only one such period during which such payments on the Notes may not be made may commence and the duration of such period may not exceed 179 days, and provided, further, that no subsequent Deferral Notice relating to the same or any other Covenant Default existing or continuing on the date of receipt of any prior Deferral Notice, whether or not such subsequent Deferral Notice is received by the Company or Trustee within 365 days shall further prohibit such payments on the Notes unless all events of default in respect of such Senior Indebtedness shall have been cured or waived after the date of receipt of such prior Deferral Notice for a period of not less than 180 consecutive days.

     Upon any payment or distribution of assets or securities of the Company in any dissolution, winding up, total or partial liquidation or reorganization of the Company, payment of the principal or, premium, if any, and interest on, and any other amounts in respect of, the Notes will be subordinated, to the extent and in the manner set forth in the Indenture, to the prior payment in full, in cash, of all Senior Indebtedness, including any interest accruing on such Senior Indebtedness subsequent to the commencement of a bankruptcy, insolvency or similar proceeding.

     By reason of such subordination, in the event of insolvency, holders of the Notes may recover less, ratably, than other creditors of the Company.

     "Senior Indebtedness" shall mean the following, whether outstanding as of the date hereof or hereafter created, incurred, assumed or guaranteed by the Company or any Subsidiary, (a) indebtedness (other than the Notes and the 1994 Debentures) for the payment of which the Company or any Subsidiary is responsible or liable or the payment of which the Company or any Subsidiary has guaranteed, (b) capital lease obligations of the Company or any Subsidiary determined in accordance with generally accepted accounting principles, (c) any obligation of the Company or any Subsidiary to reimburse banks or others pursuant to letters of credit or guaranties extended by such banks or others, advances made by such banks or others and other credit arrangements entered into with such banks or others in connection with tax-exempt obligations issued for the benefit of the Company or any Subsidiary, (d) any obligation of the Company or any Subsidiary for the deferred purchase price of real or personal property, including any purchase money indebtedness or conditional sales obligations and obligations under title retention agreements, and (e) renewals, extensions, modifications and refundings of any such indebtedness or obligations, provided, however, that Senior Indebtedness shall not include indebtedness which by its terms refers explicitly to the Notes issued hereunder and states that such indebtedness shall not be senior thereto and shall be subordinate to the Notes issued hereunder.

REDEMPTION AT HOLDER'S OPTION

     Unless the Notes have been declared due and payable prior to their maturity by reason of an Event of Default and such Event of Default has not been waived and such declaration has not been rescinded or annulled, a holder has the right to present Notes for payment prior to their maturity, and the Company will redeem the same (or any portion of the principal amount thereof which is $1,000 or an integral multiple thereof, as the holder may specify), subject to the following limitations: (a) the Company will have no obligation to redeem any Notes prior to the initial holder's redemption date specified in the Note and the applicable supplemental indenture (the "Initial Holder's Redemption Date"), except on the death of a holder as described below, and (b) the Company will have no obligation to redeem Notes (on the death of a holder or otherwise) in excess of the following annual maximum amounts (collectively, the "Annual Amount Limitations") of (i) $50,000 per holder and (ii) an aggregate amount for all Notes submitted for redemption equal to five percent (5%) of the aggregate original principal amount of the Notes of all series issued under the Indenture (the "Five Percent Limitation"). The Initial Holder's Redemption Date and any subsequent anniversary of such date are each referred to as a "Holder's Redemption Date." Notes submitted for redemption on any Holder's Redemption Date, except for Notes submitted for redemption following the death of a holder, must be submitted by the date specified in the Note and the applicable supplemental indenture with respect to such Holder's Redemption Date. If the $50,000 per holder limitation has been reached and the Five Percent Limitation has not been reached, if Notes have been properly presented for payment on behalf of beneficial holders who are natural persons, each in an aggregate principal amount exceeding $50,000, the Company will redeem such Notes in order of their receipt (except Notes presented for payment in the event of death of a holder, which will be given priority in order of their receipt), up to the aggregate limitation of five percent (5%) of the aggregate principal amount of the Notes of all series issued under this Indenture, notwithstanding the $50,000 limitation.

     Subject to the Annual Amount Limitations (and unless the Notes have been declared due and payable prior to their maturity by reason of an Event of Default and such Event of Default has not been waived and such declaration has not been rescinded or annulled), Notes submitted for redemption upon the death of any holder (or any portion of the principal amount of such Notes which is $1,000 or an integral multiple thereof, as the holder may specify), will be redeemed within sixty (60) days following receipt by the Trustee of a written request therefor from such holder's personal representative, or surviving joint tenant(s), tenant by the entirety or tenant(s) in common.

     The price to be paid by the Company for all Notes presented to it for redemption pursuant to these provisions is 100% of the principal amount thereof to be redeemed, plus accrued but unpaid interest on such principal amount to the date of payment.

     In the case of Notes registered in the name of banks, trust companies or broker-dealers who are members of a national securities exchange or the National Association of Securities Dealers, Inc. ("Qualified Institutions"), the $50,000 per holder limitation applies to each beneficial owner of Notes held by any Qualified Institution as if such beneficial owner were a separate holder. A Note held in tenancy by the entirety, joint tenancy or tenancy in common will be deemed to be held by a single holder, and the death of a tenant by the entirety, joint tenant or tenant in common will be deemed the death of a holder. The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial ownership interest of a Note, will be deemed the death of a holder, regardless of the registered holder, if such beneficial interest can be established to the satisfaction of the Trustee. Such beneficial interest will normally be deemed to exist in typical cases of street name or nominee ownership, ownership by a custodian for the benefit of a minor under the Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife (including individual retirement accounts or Keogh plans maintained solely by or for the decedent, or by or for the decedent and his or her spouse) and trusts and certain other arrangements whereby a person has substantially all of the beneficial ownership interests in the Notes during his or her lifetime. Beneficial interests shall include the power to sell, transfer or otherwise dispose of a Note and the right to receive the proceeds therefrom, as well as interest and principal payable with respect thereto.

     Notes may be presented for redemption by delivering to the Trustee: (a) a written request for redemption, in form satisfactory to the Trustee, signed by the registered holder or his or her duly authorized representative, (b) the Note to be redeemed and (c) in the case of a surviving tenant or personal representative of a deceased holder or beneficial owner, appropriate evidence of death and such other additional documents as the Trustee shall require, including, but not limited to, inheritance or estate tax waivers and evidence of authority of the personal representative. In their request for prepayment on behalf of a beneficial owner, Qualified Institutions must submit evidence, satisfactory to the Trustee, that they hold Notes on behalf of such beneficial owner and that the aggregate requests for prepayment tendered by such Qualified Institution on behalf of such beneficial owner per year do not exceed $50,000. In addition, any request for prepayment made by a Qualified Institution on behalf of a beneficial owner must be delivered to the Trustee by registered mail, return receipt requested.

     Any Notes tendered or any request for prepayment may be withdrawn by written request received by the Trustee prior to the issuance of a check in payment thereof.

     Notes presented for redemption as set forth above will be redeemed in order of their receipt by the Trustee, except that Notes presented for payment in the event of death of a holder will be given priority in order of their receipt over other Notes. Notes not redeemed in any such period because they have not been presented prior to the date set forth in the Note and the applicable supplemental indenture with respect to any Holder's Redemption Date or because of the Annual Amount Limitations will be held in order of their receipt for redemption during the following twelve (12) month period(s) until redeemed, unless sooner withdrawn by the holder. Holders of Notes presented for redemption shall be entitled to and shall receive scheduled monthly payments of interest thereon on scheduled Interest Payment Dates until their Notes are redeemed.

     In the case of any Notes which are presented for redemption in part only, upon such redemption the Company shall execute and the Trustee shall authenticate and deliver to or on the order of the holder of such Notes, without service charge, a new Note(s), of any authorized denomination or denominations as requested by such holder, in aggregate principal amount equal to the unredeemed portion of the principal of the Notes so presented. The Company may redeem, in acceptance of tenders made pursuant hereto, Notes in excess of the principal amount that the Company is obligated to redeem, and may purchase Notes in the open market. However, the Company may not use any Notes purchased in the open market as a credit against its redemption obligations hereunder.

     The Company's obligation to prepay Notes properly tendered for prepayment is not cumulative. Although the Company is obligated to prepay in any year up to 5% of the aggregate original principal amount of all series of the Notes issued under the Indenture, it is not required to establish a sinking fund or otherwise set aside funds for that purpose, and the Company has no present intention of setting aside funds for the prepayment of Notes prior to maturity. The Company intends to prepay Notes tendered out of its internally-generated funds or, if necessary, short-term or other long-term borrowings. The obligation to prepay the Notes, however, is an unsecured obligation of the Company.

REPURCHASE AT HOLDER'S OPTION UPON CHANGE IN CONTROL

     In the event of any Change in Control (as defined below), each holder of Notes will have the right, at the holder's option and subject to the terms and conditions of the Indenture, to require the Company to purchase for cash all or any part (provided the principal amount of such part is $1,000 or an integral multiple thereof) of the holder's Notes on the date that is 35 business days after the occurrence of the Change in Control (the "Change in Control Purchase Date") at a price equal to 100% of the principal amount thereof plus accrued interest to the Change in Control Purchase Date (the "Change in Control Purchase Price").

     Within 15 business days after the occurrence of a Change in Control, the Company is obligated to mail a written notice of Change in Control to the Trustee and to each holder (and to beneficial owners as required by applicable law) and shall cause a copy of such notice to be published once in The Wall Street Journal or another daily newspaper of national circulation. The notice shall state, among other things, the events causing a Change in Control and the date of such Change in Control, the date by which the Change in Control Purchase Notice (as defined below) must be given, the Change in Control Purchase Date, the Change in Control Purchase Price, the procedures the holder must follow to exercise the holder's rights and the procedures for withdrawing a Change in Control Purchase Notice.

     A holder may exercise such holder's rights upon delivery of a written notice of purchase (a "Change in Control Purchase Notice") to the Trustee at any time prior to the close of business on the business day immediately prior to the Change in Control Purchase Date, stating, among other things, the certificate number of the Note which the holder will deliver to be purchased, the portion of the principal amount of the Note which the holder will deliver to be purchased, and that such Note will be submitted for purchase on the Change in Control Purchase Date pursuant to the terms and conditions specified in the Notes.

     Any Change in Control Purchase Notice may be withdrawn by the holder by a written notice of withdrawal delivered to the Trustee or to any other office or agency maintained for such purpose at any time before the close of business on the business day immediately preceding the Change in Control Purchase Date. The notice of withdrawal shall state the principal amount and the certificate numbers of the Notes as to which the withdrawal notice relates and the principal amount, if any, which remains subject to the original Change in Control Purchase Notice.

     Payment of the Change in Control Purchase Price for a Note for which a Change in Control Purchase Notice has been delivered and not withdrawn is conditioned upon delivery of such Note (together with any endorsements) to the Trustee or to any other office or agency maintained for such purpose, at any time (whether prior to, on or after the Change in Control Purchase Date) after delivery of such Change in Control Purchase Notice. Payment of the Change in Control Purchase Price for such Note will be made promptly following the later of the Change in Control Purchase Date or the time of delivery of such Note. If the Company has deposited with the Trustee, in accordance with the Indenture, money sufficient to pay the Change in Control Purchase Price of such Note on the Change in Control Purchase Date, then, on and after the Change in Control Purchase Date, such Note shall cease to be outstanding and interest on such Note will cease to accrue, whether or not such Note is delivered to the Trustee or to any other office maintained for such purpose, and all other rights of the holder shall terminate (other than the right to receive the Change in Control Purchase Price upon delivery of such
Note).

     Under the Indenture, a "Change in Control" shall be deemed to have occurred at such time as either of the following events shall occur: (a) the Company consolidates with or merges into another corporation, or conveys, transfers or leases all or substantially all of its assets to any person, or any other corporation merges into the Company, other than, in any case, a transaction in which the shareholders of the Company immediately prior to such transaction owned, directly or indirectly, immediately following such transaction, at least 50% of the combined voting power of the outstanding Voting Stock of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock of the Company immediately prior to such transaction; or (b) there is a report filed by any person, including its Affiliates and Associates (as defined in the Indenture), other than the Company or its Subsidiaries or employee stock ownership plans or employee benefit plans of the Company or its Subsidiaries, on Schedule 13D or 14D-1 (or any successor schedule, form or report) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), disclosing that such person (as defined in the Indenture) has become the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of more than 50% of the voting power of the Company's Voting Stock then outstanding.

     Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of conveyance, transfer or lease of less than all of the assets of the Company to another person may be uncertain.

     Except as described above with respect to a Change in Control, the Indenture does not contain any other provisions that permit the holders of the Notes to require that the Company repurchase the Notes in the event of a takeover or similar transaction. Moreover, a recapitalization of the Company or a transaction entered into by the Company with management or their affiliates would not necessarily be included within the definition of a "Change in Control." Accordingly, while such definition covers a wide variety of arrangements which have traditionally been used to effect highly-leveraged transactions, the Indenture does not afford the holders of Notes protection in all circumstances from highly leveraged transactions, reorganizations, restructurings, mergers or similar transactions involving the Company that may adversely affect holders of Notes.

     In accordance with the Indenture, no Notes may be purchased pursuant to these provisions if there has occurred and is continuing an Event of Default described under "Defaults and Certain Rights on Default" below (other than a default in the payment of the Change in Control Purchase Price with respect to such Notes).

     The Change in Control feature of the Notes may, in certain circumstances, make more difficult or discourage a takeover of the Company and thus removal of incumbent management. The Change in Control feature, however, is not the result of management's knowledge of any specific effort to obtain control of the Company or part of a plan by management to adopt a series of antitakeover provisions.

     To the extent that the right of redemption by a holder in the event of a Change in Control constitutes a tender offer under Section 14(e) of the Exchange Act and the rules thereunder, the Company will comply with all applicable rules under Section 14(e) of the Exchange Act.

DEFAULTS AND CERTAIN RIGHTS ON DEFAULT

     An event of default will be defined in the Indenture as being: (a) default in the payment of any installment of interest upon any of the Notes for a period of 30 days; (b) default in the payment of the principal of and premium, if any, on any of the Notes either at maturity, upon redemption or purchase by the Company by declaration or otherwise; (c) failure on the part of the Company duly to observe or perform in any material respect any other of the covenants contained in the Notes or in the Indenture for a period of 60 days after the date on which written notice of such failure shall have been given to the Company; (d) an event or events of default as defined in any mortgage, bond, indenture, loan agreement or other evidence of

Indebtedness in excess of $1,000,000 in the aggregate, which default or defaults extend beyond any period of grace provided with respect thereto and which default or defaults relate to (i) the obligation to pay the principal of or interest on any such Indebtedness, or (ii) any other obligation which shall have resulted in the holders of such Indebtedness causing such Indebtedness to become or to be declared due and payable prior to the date on which it would otherwise become due and payable; (e) the entry of a final nonappealable judgment for the payment of money against the Company or any of its subsidiaries by a court having jurisdiction which results in a liability (after provision for the proceeds of any policy of insurance with respect to such liability) in excess of $5,000,000 which remains unpaid for more than 60 days; or (f) certain events of bankruptcy, insolvency, receivership or reorganization.

     The Indenture will require the Company to file annually with the Trustee a certificate either stating the absence of any default or specifying any default that may exist, and to deliver to the Trustee within five days of the occurrence thereof notice of certain defaults described above. The Indenture will provide that the Trustee shall, within 30 days after the occurrence of a default, give to the Noteholders notice of all uncured defaults known to it; provided that, except in the case of default in the payment of principal of or premium, if any, or interest on any of the Notes, the Trustee shall be protected in withholding such notice if the Trustee in good faith determines that the withholding of such notice is in the interest of the Noteholders. The term "default" for the purpose of this provision only shall mean the happening of any Event of Default specified in the Indenture or any applicable supplemental indenture excluding any notice or grace periods.

     The Indenture will contain a provision pursuant to which the Company will indemnify the Trustee against any and all losses or liabilities incurred by the Trustee in connection with its execution and performance of the Indenture; provided, however, that such indemnification will not extend to losses resulting from a breach of the Trustee's duties under the Indenture. The Indenture will provide that the holders of a majority in principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred upon the Trustee, subject to certain limitations set forth in the Indenture. The Trustee is not required to take any action at the direction of the holders of the Notes unless such holders have provided the Trustee with a reasonable indemnity.

LIMITATION ON DIVIDENDS AND OTHER PAYMENTS


     The Company has agreed pursuant to the Indenture that it will not make, pay or declare any of the following (each, a "Restricted Payment"): (a) any dividend or other distribution of property or assets in respect of its capital stock other than dividends paid solely in the Company's capital stock, (b) any stock repurchase, (c) any repayment or defeasance of any indebtedness which is subordinate to the Notes (except, so long as the Notes are not in default, required payments of principal or interest thereon) or (d) any exchange of equity for newly issued debt, unless such Restricted Payment, when aggregated
with all other Restricted Payments by the Company after        , 1996, is less
than the sum of: (i) $8,500,000 plus (ii) 50% of the Company's aggregate Consolidated Net Income (as defined in the Indenture) earned during the period commencing October 7, 1996 and ending on the last day of the fiscal quarter of the Company preceding such Restricted Payment, (or minus 100% of the Company's aggregate Consolidated Net Loss (if any) (as defined in the Indenture) during such period) plus (iii) the aggregate net proceeds (including the fair market value of non-cash proceeds) received by the Company from public or private
offerings of equity securities after           , 1996 (including the issuance of
equity securities upon conversion of convertible debt securities or upon exercise of any options, warrants or rights to acquire equity securities). In addition, the Company is prohibited by the Indenture from making any Restricted Payments if, by doing so, the Company would be in violation of any other provision of the Indenture or any other loan agreement or indenture to which the Company is a party.


RESTRICTIONS ON ADDITIONAL INDEBTEDNESS

     Pursuant to the Indenture, the Company has agreed not to, and has agreed to cause its Subsidiaries not to, incur or otherwise become liable for the payment of any Indebtedness if, at the time of such incurrence, and after giving pro forma effect thereto, the total Indebtedness of the Company and its Subsidiaries, including the Notes, would exceed 70% of the Company's Total Consolidated Capitalization (as defined in the Indenture).

MINIMUM CONSOLIDATED NET WORTH


     Under the Indenture, the Company has covenanted to maintain a minimum Consolidated Net Worth of $75,000,000 plus 50% of the Company's cumulative Consolidated Net Income earned since October 6, 1996.


MERGER, CONSOLIDATION OR SALE OF ASSETS; SUCCESSOR CORPORATION

     The Company has covenanted that it will not merge or consolidate with any other corporation or sell or convey all or substantially all of its assets to any person, firm or corporation, unless (a) either the Company shall be the continuing corporation, or the successor corporation (if other than the Company) shall be a corporation organized under the laws of the United States of America or any State thereof and shall expressly assume the due and punctual payment of the principal of and premium, if any, and interest on all the Notes, and the due and punctual performance and observance of all of the covenants and conditions of the Indenture and any applicable supplemental indenture to be performed by the Company, and (b) the Company or such successor corporation, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenant or condition.

     The Company's covenants also provide that if at any time there shall be any consolidation or merger or sale or conveyance of property to which the foregoing covenant is applicable, then in any such event the successor corporation will promptly deliver to the Trustee in connection with the closing thereon: (a) an Officers' Certificate stating that as of the time immediately after the effective date of any such transaction the foregoing covenants of the Company have been complied with and the successor corporation is not in default under the provisions of the Indenture; and (b) an Opinion of Counsel stating that in such Counsel's opinion such covenants have been complied with and that any instrument or instruments executed in the performance of such covenants comply with the requirements thereof.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, terminate all of its obligations with respect to any series of outstanding Notes ("Legal Defeasance") except for (i) the rights of holders of outstanding Notes to receive payment in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, issuing Notes to replace, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust,
(iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to terminate its obligations with respect to the covenants that are described in the Indenture with respect to such series of Notes ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to such series of Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to such series of Notes.

     In order to exercise either Legal Defeasance or Covenant Defeasance with respect to any series of Notes, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the series of Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding series of Notes on the stated maturity or on the applicable redemption date, as the case may be, of such principal or installment of principal of, premium, if any, or interest on the outstanding series of Notes; (ii) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit (or greater period of time in which any such deposit of trust funds may remain subject to bankruptcy or insolvency laws insofar as those apply to the deposit by the Company); (iii) such Legal Defeasance or Covenant Defeasance shall not cause the Trustee to have a conflicting interest with respect to any securities of the Company; (iv) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (v) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of outside counsel reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since
               , 1996, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding Notes of such series will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (vi) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of outside counsel reasonably acceptable to the Trustee confirming that the holders of such series of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (vii) the Company shall have delivered to the Trustee an opinion of counsel to the effect that, as of the date of such opinion, (A) the trust funds will not be subject to any rights of holders of indebtedness of the Company or any of its Subsidiaries other than the series of Notes being defeased thereby and (B) assuming no intervening bankruptcy of the Company between the date of deposit and the 91st day following the deposit and assuming no holder of such series of Notes is an insider of the Company, after the 91st day following the deposit, the trust funds will not be subject to the effects of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally under any applicable United States or state law; (viii) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others;
(ix) the Company shall have delivered to the Trustee an officers' certificate and an opinion of outside counsel, each stating that all conditions precedent provided in the Indenture and relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with and (x) the Company shall have delivered to the Trustee an amount sufficient to cover its fees and expenses as Trustee under the Indenture through the term of the series of Notes to be defeased, or made adequate provision therefor to the satisfaction of the Trustee.

MODIFICATION OF THE INDENTURE

     With the consent of the holders of not less than fifty-one percent (51%) in aggregate principal amount of the Notes then outstanding, the Company may modify any provisions of the Indenture, any applicable supplemental indenture or the rights of the Noteholders or the rights and obligations of the Company; provided, however, that no such modification shall, without the consent of the holder of each outstanding Note affected thereby (a) change the Stated Maturity of any Note, or reduce the principal, the rate of interest or any applicable premium payable upon redemption, (b) reduce the percentage(s) of the aggregate principal amount of outstanding Notes, the consent of the holders of which is required for any such modifications or for any waiver provided for in the Indenture, or (c) modify any of the provisions of the Indenture addressing such requirements, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each Note affected thereby.

     With respect to changes affecting one or more, but less than all, series of Notes then outstanding, with the consent of the holders of not less than fifty-one percent (51%) in aggregate principal amount of the Notes of such affected series then outstanding, the Company may modify any provisions of the Indenture, any applicable supplemental indenture or the rights of such Noteholders or the rights and obligations of the Company; provided, however, that no such supplemental indenture shall, without the consent of the holder of each outstanding Note of such series affected thereby: (a) change the Stated Maturity of any such series of Notes, or reduce the principal, the rate of interest or any applicable premium payable upon redemption of such series of Notes, (b) reduce the percentage(s) of the aggregate principal amount of outstanding Notes of any such series, the consent of the holders of which is required for any such modifications or for any waiver provided for in the Indenture, or (c) modify any of the provisions of the Indenture addressing such requirements pertaining to such series of Notes, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each Note affected thereby.

     Notes shall be deemed to be "affected" by a supplemental indenture, if such modification adversely affects or diminishes the rights of holders thereof against the Company or against the property of the Company.

     Without the consent of the holders of any Notes, the Company and the Trustee may from time to time, subject to the terms of the Indenture, enter into one or more supplemental indentures: (i) to evidence the succession of another corporation to the Company as described above under "--Merger, Consolidation or Sale of Assets; Successor Corporation," (ii) to add to the covenants of the Company, to surrender any rights of the Company or ensure enforcement of the remedies of the Trustee and the Noteholders, (iii) to cure any ambiguity or inconsistency to the extent such modification does not adversely affect the interest of the Noteholders or (iv) provide for the creation of any series of Notes.

THE TRUSTEE

     Bankers Trust Company is the Trustee under the Indenture. Its mailing address is Four Albany Street, New York, New York 10006.

                              PLAN OF DISTRIBUTION

     The Company may sell the Notes to or through one or more underwriters to be named in the Prospectus Supplement. The Underwriters may include J.C. Bradford & Co. or a group of underwriters represented by such firm or may be one or more other firms.

     Underwriters may offer and sell the Notes at a fixed price or prices, which may be changed, or from time to time at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. In connection with the sale of the Notes, Underwriters may be deemed to have received compensation from the Company in the form of underwriting discounts or commissions and may also receive compensation from purchasers of the Notes for whom they may act as agent. Underwriters may sell the Notes to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the Underwriters or commissions from the purchasers for whom they may act as agent.

     The Company may enter into underwriting agreements to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     There is no public market for the Notes and the Company does not intend to apply for listing of the Notes on the Nasdaq National Market or any securities exchange. Any Underwriters or agents to or through whom the Notes are sold by the Company may make a market in the Notes, although they will not be under any obligation to do so and may discontinue any market-making at any time. No assurance can be given as to the liquidity of the trading market for the Notes or that an active trading market for the Notes will develop. If an active public market does not develop, the market price and liquidity of the Notes may be adversely affected.

                                 LEGAL MATTERS

     Certain matters regarding the Notes will be passed on for the Company by Boult, Cummings, Conners & Berry, PLC, Nashville, Tennessee.

                                    EXPERTS

     The consolidated financial statements and the related supplemental schedule incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        This page contains spaces for the following graphic and image materials. The inside back cover contains exterior and interior photographs of the Sumner Suites (Riverwalk) San Antonio, Texas and the Shoney's Inn, Birmingham, Alabama.

            ------------------------------------------------------
            ------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE SERIES A NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT AND ACCOMPANYING PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        -----
PROSPECTUS SUPPLEMENT
Prospectus Summary....................    S-3
Risk Factors..........................    S-8
Use of Proceeds.......................   S-12
Capitalization........................   S-12
Selected Financial Data...............   S-13
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   S-16
Business..............................   S-23
Management............................   S-30
Description of the Series A Notes.....   S-31
Underwriting..........................   S-33
Legal Matters.........................   S-33
PROSPECTUS
Available Information.................      2
Incorporation of Certain Documents by
  Reference...........................      2
The Company...........................      3
Use of Proceeds.......................      3
Description of the Notes..............      3
Plan of Distribution..................     12
Legal Matters.........................     12
Experts...............................     12


            ------------------------------------------------------
            ------------------------------------------------------
            ------------------------------------------------------
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                                  $35,000,000

                                 SHOLODGE, INC.

[LOGO] SHONEY'S INN                                         [LOGO] SUMNER SUITES

                               % SENIOR SUBORDINATED
                            NOTES DUE 2006, SERIES A
                            ------------------------
                             PROSPECTUS SUPPLEMENT
                            ------------------------
                               J.C. Bradford & Co.
                          Dain Bosworth Incorporated
                        Interstate/Johnson Lane Corporation
                                            , 1996
            ------------------------------------------------------
            ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth an itemized statement of all expenses to be paid by the Registrant in connection with the issuance and distribution of the securities being registered, other than underwriting discounts. All of the amounts shown are estimates, except for the SEC registration fee and the NASD filing fee.


    SEC Registration fee......................................................  $ 37,879
    NASD filing fee...........................................................  $ 13,000
    Accounting fees and expenses..............................................  $ 60,000
    Blue Sky fees and expenses................................................  $  7,000
    Legal fees and expenses...................................................  $120,000
    Trustee fees and expenses.................................................  $  7,000
    Printing and engraving costs..............................................  $120,000
    Miscellaneous.............................................................  $ 35,121
                                                                                --------
              Total...........................................................  $400,000
                                                                                ========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Tennessee Business Corporation Act ("TBCA") provides that a corporation may indemnify any of its directors and officers against liability incurred in connection with a proceeding if (i) the director or officer acted in good faith;
(ii) in the case of conduct in his or her official capacity with the corporation, the director or officer reasonably believed such conduct was in the corporation's best interests, (iii) in all other cases, the director or officer reasonably believed that his or her conduct was not opposed to the best interests of the corporation, and (iv) in connection with any criminal proceeding, the director or officer had no reasonable cause to believe that his or her conduct was unlawful. In actions brought by or in the right of the corporation, however, the TBCA provides that no indemnification may be made if the director or officer was adjudged to be liable to the corporation. In cases where the director or officer is wholly successful, on the merits or otherwise, in the defense of any proceeding instigated because of his or her status as an officer or director of a corporation, the TBCA mandates that the corporation indemnify the director or officer against reasonable expenses incurred in the proceeding. The TBCA also provides that in connection with any proceeding charging impersonal benefit to an officer or director, no indemnification may be made if such officer or director is adjudged liable on the basis that personal benefit was improperly received. Notwithstanding the foregoing, the TBCA provides that a court of competent jurisdiction, upon application, may order that an officer or director be indemnified for reasonable expenses if, in consideration of all relevant circumstances, the court determines that such individual is fairly and reasonably entitled to indemnification, whether or not he met the standard of conduct set forth above.

     Section 7 of the Registrant's Amended and Restated Charter (the "Charter") provides that, to the maximum extent permitted by the cited provisions of the TBCA, the Registrant shall indemnify and advance expenses to any person, his heirs, executors and administrators, for the defense of any action or proceeding brought against such person because he is or was a director, and shall indemnify such persons against all fines, judgments, penalties and amounts paid in settlement thereof. The Charter further provides that the Registrant may indemnify and advance expenses to the Registrant's officers, employees and agents to the same extent that the corporation indemnifies its directors as long as such indemnification and advancement of expenses is consistent with public policy, as determined by the Board of Directors. Finally, the Charter provides that the rights to indemnification and advancement of expenses described above are contractual between the Registrant and the persons being indemnified and are nonexclusive of other similar rights which may be granted by law, the Charter, resolutions of the Board of Directors or shareholders, insurance or indemnifica-tion agreements, all of which means of indemnification and advancement of expenses are specifically authorized.

     The Charter also provides that to the fullest extent permitted by law, no director shall be personally liable to the Company or its shareholders for monetary damages for breach of any fiduciary duty as a director. Under the TBCA, this charter provision relieves the Company's directors from personal liability to the Company or its shareholders for monetary damages for breach of fiduciary duty as a director, expect for liability arising from (i) any breach of the director's duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) any unlawful distributions.

     The proposed form of the Underwriting Agreement filed as Exhibit 1 to this Registration Statement contains certain provisions relating to the indemnification of the Company and its controlling persons by the Underwriters and relating to the indemnification of the Underwriters by the Company and its controlling persons.

ITEM 16. EXHIBITS

     (A) EXHIBITS


EXHIBIT
NUMBER                                         EXHIBIT
------   ------------------------------------------------------------------------------------
1        Form of Underwriting Agreement
4.1      Specimen Series A Note included in Exhibit 4.3
4.2      Form of Indenture, between the Company and Bankers Trust Company
4.3      Form of First Supplemental Indenture
5        Opinion of Boult, Cummings, Conners & Berry, PLC
23.1     Consent of Boult, Cummings, Conners & Berry, PLC included in Exhibit 5
24       Power of Attorney, included on page II-4 of the initial filing of this Registration
         Statement



ITEM 17. UNDERTAKINGS


     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

             (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

             (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (the "TIA") in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the TIA.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, at Nashville, Tennessee, on the 7th day of November, 1996.


                                          SHOLODGE, INC.


                                          By: /s/     MICHAEL A. CORBETT
                                              ---------------------------------
                                                     Michael A. Corbett
                                                  Chief Financial Officer



Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



                   SIGNATURE                               TITLE                   DATE
-----------------------------------------------  -------------------------  ------------------
                      *                          President, Chief             November 7, 1996
-----------------------------------------------  Executive Officer,
                  Leon Moore                     Director


             /s/  BOB MARLOWE                    Secretary, Treasurer,        November 7, 1996
-----------------------------------------------  Chief Accounting Officer,
                  Bob Marlowe                    Director


         /s/  MICHAEL A. CORBETT                 Chief Financial Officer      November 7, 1996
-----------------------------------------------
              Michael A. Corbett

                      *                          Executive Vice President,    November 7, 1996
-----------------------------------------------  Director
              Richard L. Johnson

                     *                           Director                     November 7, 1996
-----------------------------------------------
                Earl H. Sadler

                     *                           Director                     November 7, 1996
-----------------------------------------------
              Helen L. Moskovitz

*By:          /s/  BOB MARLOWE
-----------------------------------------------
                  Bob Marlowe
               Attorney-in-Fact